As filed with the Securities and Exchange Commission on July 11, 2002

                                                      REGISTRATION NO. 333-_____

================================================================================
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                          ----------------------------
                            NUWAVE TECHNOLOGIES, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                  DELAWARE                                    3663                           22-3387630
                  --------                                    ----                       -------------------
 (STATE OR JURISDICTION OF INCORPORATION          (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
            OR ORGANIZATION)                      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                          ----------------------------
                               ONE PASSAIC AVENUE
                           FAIRFIELD, NEW JERSEY 07004
                                 (973) 882-8810
          (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES
                        AND PRINCIPAL PLACE OF BUSINESS)
                          ----------------------------
                                  GERALD ZARIN
    CHAIRMAN OF THE BOARD OF DIRECTORS, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            NUWAVE TECHNOLOGIES, INC.
                               ONE PASSAIC AVENUE
                           FAIRFIELD, NEW JERSEY 07004
                                 (973) 882-8810
            (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                          ----------------------------
                                   COPIES TO:
                               BRUCE A. RICH, ESQ.
                            THELEN REID & PRIEST LLP
                               40 WEST 57TH STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 603-2000
                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
         from time to time after the effective date of this Registration
         Statement as determined by market conditions and other factors.

         IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ] _______________
         IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(C) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ] _______________
         IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(D) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ] _______________
         IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, CHECK THE FOLLOWING BOX. [ ] _________________

                         CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                   TITLE OF EACH                                          PROPOSED MAXIMUM     PROPOSED MAXIMUM         AMOUNT OF
                CLASS OF SECURITIES                      AMOUNT TO BE      OFFERING PRICE     AGGREGATE OFFERING      REGISTRATION
                 TO BE REGISTERED                         REGISTERED          PER UNIT               PRICE                FEE
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share (1)                 1,915,451            $0.30              $574,635              $52.87
Common Stock, par value $.01 per share, underlying
      certain Common Stock Purchase Warrants (2)             680,000            $1.00              $680,000              $62.56
Common Stock, par value $.01 per share, underlying
      Placement Agent Unit Warrants (3)                    1,133,894            $3.95            $4,478,881             $412.06
====================================================================================================================================
                       Total                               3,729,345                                                    $527.49
====================================================================================================================================


(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the Common Stock on the NASDAQ SmallCap Market on July 8, 2002.
(2) Issuable upon exercise of certain warrants issued in connection with placements between February 5, 2002 and February 27, 2002. In accordance with Rule 457(g), the registration fee for these shares is calculated upon a price which represents the highest of (i) the price at which the warrants may be exercised; (ii) the offering price of securities of the same class included in this registration statement; or (iii) the price of securities of the same class, as determined pursuant to Rule 457(c).
(3) Issuable upon exercise of certain Placement Agent Warrants. In accordance with Rule 457(g), the registration fee for these shares is calculated upon a price which represents the highest of (i) the price at which the warrants may be exercised; (ii) the offering price of securities of the same class included in this registration statement; or (iii) the price of securities of the same class, as determined pursuant to Rule 457(c).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                   SUBJECT TO COMPLETION, DATED JULY 11, 2002

PROSPECTUS

                        3,729,345 Shares of Common Stock
                            par value $.01 per share
                            NUWAVE TECHNOLOGIES, INC.

         This prospectus relates to the sale of up to 3,729,345 shares of NUWAVE Technologies, Inc.'s common stock by certain persons who are stockholders of NUWAVE. Please refer to "Selling Stockholders" beginning on page 29.

         The selling stockholders will be offering the shares of common stock at prevailing market prices in public transactions on the Nasdaq SmallCap Market or other market where the shares are then traded while this prospectus is effective or in privately negotiated transactions. No period of time has been fixed within which the shares may be offered or sold, and no minimum number of shares are to be sold. The prices will fluctuate based on the demand for the shares of common stock.

         The stockholders of NUWAVE Technologies, Inc. listed elsewhere in this prospectus are offering:

         o up to 1,915,451 presently outstanding shares of Common Stock held by them;

         o up to 680,000 shares of Common Stock underlying presently outstanding Common Stock Purchase Warrants held by them; and

         o up to 1,133,894 shares of Common Stock underlying presently outstanding placement agent unit purchase warrants held by them.

         We will not receive any proceeds from the sale of the common stock; however, we will receive proceeds in the amount of approximately $655,668 upon the exercise of warrants by the selling stockholders. We have agreed to pay for all expenses of this offering.

         The selling stockholders and any participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act of 1933.

         Brokers or dealers effecting transactions in the shares should confirm the registration of these securities under the securities laws of the states in which transactions occur or the existence of an exemption from registration.

         Our common stock is traded on the Nasdaq SmallCap Market under the symbol "WAVE." On July 8, 2002, the closing price of our common stock was $0.30. The common stock is subject to being delisted from the Nasdaq SmallCap Market, see "Market Price Information" on page 10.

         INVESTING IN THE COMMON STOCK INVOLVES SUBSTANTIAL RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                               PRICE TO PUBLIC*          PROCEEDS TO SELLING
                                                         STOCKHOLDERS

                Per share         $0.30                     $0.30
                        TOTAL                               $1,118,804

         * For purposes of this table, we have assumed a market price of $0.30 per share of common stock, the closing price on July 8, 2002.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is July ___, 2002.

================================================================================
                                  RED HERRING

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted
================================================================================

                                TABLE OF CONTENTS

                                                                            Page

PROSPECTUS SUMMARY............................................................1
RISK FACTORS..................................................................4
FORWARD-LOOKING STATEMENTS....................................................9
USE OF PROCEEDS..............................................................10
MARKET PRICE INFORMATION.....................................................10
MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONDITION AND
RESULTS OF OPERATIONS........................................................11
BUSINESS.....................................................................14
MANAGEMENT...................................................................21
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...............................25
PRINCIPAL STOCKHOLDERS AND SECURITY OWNERSHIP OF MANAGEMENT..................26
DESCRIPTION OF SECURITIES....................................................26
SELLING STOCKHOLDERS.........................................................29
PLAN OF DISTRIBUTION.........................................................31
LEGAL MATTERS................................................................32
EXPERTS......................................................................32
WHERE YOU CAN FIND MORE INFORMATION ABOUT US.................................32


YOUR RELIANCE ON INFORMATION CONTAINED IN THIS PROSPECTUS

         In deciding whether to invest in our securities, you should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the securities. You must not consider that the delivery of this prospectus or any sale of the securities covered by this prospectus implies that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus is current or complete as of any time after the date of this prospectus.

                               PROSPECTUS SUMMARY

         The following summary information is qualified in its entirety by the information contained elsewhere in this prospectus. You should read the entire prospectus, including "Risk Factors" and the financial statements before making an investment decision.

                                     NUWAVE

GENERAL

         During the second half of 2001, we began commercializing our patented technologies, having been a development stage enterprise since our organization in July 1995. Our mission is to identify, develop and commercialize high-margin, proprietary technologies suited for high-volume, high-growth markets and, in turn, achieve attractive long-term growth for our company. Our focus to date has been and continues to be on unique technology related to image and video enhancement designed to enrich picture and video output with clearer, more defined detail in texture, color, contrast and tone, at low cost. Our initial products can be used by original equipment manufacturers ("OEM's") for placement into products that produce images on display screens such as televisions or DVD players, for supplementing and increasing video quality on existing television monitors and video displays via set-top boxes containing our technology, and by individuals over the Internet for improving their personal photographs. Our patented high speed filtering technology removes approximately 70% of the picture noise while retaining correct focus (the image and text in the image does not blur). The three product lines based upon our proprietary technology are: (1) the NUWAVE Video Processor ("NVP") Technology; (2) retail products; and
(3) digital filtering technology.

NVP Technology

         The first technologies we are commercializing are in the fields of photo and video-enhancement. We have developed proprietary video-enhancement technology designed to significantly enhance video output devices with clearer, sharper details and more vibrant colors when viewed on the display screen. This is known as the NUWAVE Video Processor ("NVP") technology. We are marketing this technology in the form of ASIC chips ("Application Specific Integrated Circuits") directly to OEM's, who by incorporating this enabling technology would improve picture quality in their televisions, VCR's, DVD's, camcorders, set-top boxes and other video output devices. This technology can also be licensed to the OEM for incorporation onto their own ASIC design. The completed NVP 104 plastic (silicon) chip is currently being offered for sale. In July 2002, we are planning to introduce a step-up ASIC chip, the "NVP 1104," which will be produced at not only a lower cost for both NUWAVE and the potential OEM but should also allow for easier design implementation for the OEM.

Retail Products

         During 2001, we completed development of the VGE set-top box for use with video games and DVD's. This is our first retail product utilizing the NVP ASIC chip. The VGE is a low-cost video game enhancer that provides home video "gamers" with better video quality, to give game players an "edge" to improve their scores. We know of no competitive device that is capable of similarly enhancing a video game.

         In late June 2001, we began introducing the VGE 101 through select distributors and manufacturer representatives for placement in nationally known retail chains. In December, we entered into a strategic alliance with Gemini Industries ("Gemini"), a leading manufacturer and distributor of consumer electronics accessories. Gemini was granted a five-year exclusive license to market and distribute NUWAVE's VGE in North America. The Gemini alliance supports our strategy to obtain access to an established domestic retail distribution channel for the specialized image enhancement products we develop. Additionally, it allows us to allocate our time and resources away from costly retail marketing and distribution processes, to focus on the developing innovative technologies and products for license to third parties with established marketing and distribution channels. The Gemini relationship should reduce our sales and marketing costs and the need for an inventory build-up. We plan to introduce a line of several additional set top box video enhancement products to the retail marketplace during 2002.

Digital Software Technology

         During 2000, we completed the initial development of our first proprietary digital photo and video software technology and launched the PicturePrep(TM) 2000 product line. The initial PicturePrep technology was developed at the height of the recent Internet frenzy for direct sale to consumers. With the downturn in the Internet boom we refocused our digital technology direction to licensing it to OEMs. In March 2001, this software was upgraded to PicturePrep(TM) Deluxe 2001 with new file management and uploading capabilities. In October 2001, the digital filters used in PicturePrep Deluxe were granted patent protection by the U.S. Patent Office. These filters remove graininess and digital artifacts while preserving proper focus better than any other "real time" filters that are on the market today. In April 2002, we signed an agreement with Sony Corporation, giving Sony the non-exclusive right to use one of our filters in its digital color printers, in return for a nominal one-time licensing fee.

         We are concentrating our activities primarily on the sales of our ASIC line of chips, the introduction and sales of our digital software technology and our Internet presence to the OEM and professional video markets, the introduction of additional video and image enhancement set-top boxes for retail distribution and on the continuing development of our European sales presence.

         We believe this focused digital and analog image enhancement product strategy will provide our company with a technology base, product line and services we can offer to potential customers. This positions us to take full advantage of the significant video and photo growth opportunity presented by the converging PC, Internet, television, HDTV and telecommunication markets. We believe that the capacity of our administrative and support systems is sufficient to allow us to expand our business without significant additional capital expenditures.

         Although we anticipate deriving increased revenues from the sale of our ASIC chips and retail products and the licensing of our proprietary digital software during 2002, no assurance can be given that these products will be successfully marketed or that losses will not continue to occur during such period. See "Liquidity and Capital Resources."

PRINCIPAL EXECUTIVE OFFICES

         Our principal executive offices are located at One Passaic Avenue, Fairfield, New Jersey 07004. You can reach our principal executive offices by telephone at (973) 882-8810 or by Internet at www.nuwaveinc.com.

                                  THE OFFERING

SECURITIES OFFERED

         This prospectus relates to the offer and sale by certain stockholders listed elsewhere in this prospectus of:

          o up to 1,915,451 presently outstanding shares of Common Stock held by them;

          o up to 680,000 shares of Common Stock underlying presently outstanding Common Stock Purchase Warrants held by them; and

          o up to 1,133,894 shares of Common Stock underlying presently outstanding placement agent unit purchase warrants held by them.

SECURITIES OUTSTANDING

         At July 10, 2002, we had the following public securities outstanding:

Shares of Common Stock..........................................   13,556,197
Class A Warrants................................................    2,057,207
Class B Warrants................................................    1,044,304

         Our common stock is traded on the Nasdaq SmallCap Market under the symbol "WAVE." Our public warrants are traded on the Nasdaq SmallCap Market under the symbol "WAVEZ." See "Market Price Information" for information regarding the possible delisting of the common stock from the Nasdaq SmallCap Market.

USE OF PROCEEDS

         We will not receive any proceeds from the sale of the common stock or the common stock purchase warrants or unit purchase warrants sold by the selling stockholders listed elsewhere in this prospectus.

         However, 1,813,894 shares of common stock covered by this prospectus underlie warrants, which are exercisable variously between May 11, 2003, and February 27, 2007. We will receive proceeds upon the exercise of those Warrants, assuming an exercise for cash. In order to receive one share of common stock, the holders of the warrants must pay us variously from $0.30 to $3.95 and surrender one warrant, subject to anti-dilution rights therein. We anticipate that we will receive approximately $655,668 if all of these warrants are exercised. There is no assurance that any or all of the common stock purchase warrants or the unit warrants will be exercised. We will use the proceeds for general working capital purposes.

RISK FACTORS

         Investing in our securities involves a high degree of risk. You should read the disclosures we make beginning on page 4 under the heading "Risk Factors" in considering whether to invest in our common stock.

                   SUMMARY FINANCIAL AND OPERATING INFORMATION

         This summary information below is from and should be read with the financial statements, and the notes to the financial statements, elsewhere in this prospectus.

                                       THREE MONTHS ENDED MARCH 31,               YEAR ENDED DECEMBER 31,
                                       ----------------------------     ---------------------------------------------
    STATEMENT OF OPERATIONS DATA           2002            2001            2001            2000            1999
------------------------------------  --------------   ------------     -------------  -------------- - -------------
Revenues:
   Sales less cost...............     $     128,000    $     1,000      $    197,000   $      10,000   $      14,000

Operating Expenses:
   Research and development......          (150,000)   $   279,000)     $ (1,165,000)  $  (1,183,000)  $    (938,000)
   General and administration
   expenses........                   $    (573,000)   $  (581,000)     $ (3,699,000)  $  (3,314,000)  $  (2,504,000)
Other Income (Expense) ..........     $       2,000    $    42,000      $     76,000   $     264,000   $    (170,000)
(Provision) Benefit for income
 tax ............................                --             --      $    318,000   $     (66,000)  $     908,000

Loss.............................     $    (593,000)   $  (817,000)     $ (4,273,000)  $  (4,289,000)  $  (2,690,000)
                                      ==============   ============     =============  ==============  ==============

Net Loss Per Share...............     $       (0.05)   $     (0.08)     $      (0.40)  $       (0.42)  $       (0.32)
                                      ==============   ============     =============  ==============  ==============
Weighted average number of common
   shares outstanding............        11,838,842     10,557,729        10,749,404      10,135,345       8,419,644
                                      ==============   ============     =============  ==============  ==============


                                                                                     DECEMBER 31,
                                                                    -------------------------------------------
            BALANCE SHEET DATA                  MARCH 31, 2002               2001                  2000
---------------------------------------     ---------------------   ------------------     --------------------
Cash and cash equivalents.............      $        795,000        $      1,011,000       $      3,847,000
Total Assets..........................      $      1,602,000        $      2,133,000       $      4,885,000
Total Current Liabilities.............      $        454,000        $        846,000       $        417,000
Total Stockholders' Equity............      $      1,148,000        $      1,287,000       $      4,467,000


                                  RISK FACTORS

         You should consider the following factors and other information in this prospectus relating to our business and prospects before deciding to invest in the securities. This investment involves a high degree of risk, and you should purchase the securities only if you can afford to lose the entire sum invested in these securities. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

         The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this prospectus and presented elsewhere by management from time to time.

COMPANY RISKS

WE HAVE PRIMARILY BEEN A DEVELOPMENT STAGE ENTERPRISE WITH ONLY A LIMITED OPERATING HISTORY.

         Until June 2001, we were a development stage enterprise. At that time we shifted to commercialization and thus have had only a limited operating history. Since our inception in July 1995, we have been engaged primarily in raising funds and directing, supervising, and coordinating the activities of our Advanced Engineering Group, made up of our own employees and third-party consultants who work with us on a project-by-project basis, in the continuing development of the NUWAVE Video Processor ("NVP") Technology, retail products utilizing the NVP technology and our digital image enhancement software filters. During the second half of 2001 we began producing and selling the NVP Video Processor in an ASIC ("Application Specific Integrated Chip") format for the OEM market and our first set-top box product utilizing the NVP technology the VGE for the retail market (see "Business - Marketing and Sales"). Although we have experienced some early success with these products, our prospects must be considered in light of the risks associated with the establishment of a new and small capitalized business in the evolving electronic video industry. In our case this is particularly so, as further risks will be encountered in our shift from the development to the commercialization of new products based on innovative technology. There can be no assurance that we will be able to generate significant revenues or achieve profitable operations.

WE HAVE A HISTORY OF INCURRING LOSSES AND WE ANTICIPATE THAT WE WILL CONTINUE TO INCUR LOSSES.

         To date, we have received only limited revenue from the sale of our products. There can be no assurance that our technology and products will be able to compete successfully in the marketplace and/or generate significant revenue. We have incurred significant costs in connection with the development of our technologies and proposed products and there is no assurance that it will achieve sufficient revenues to offset anticipated operating costs. As of March 31, 2002, we had an accumulated deficit of approximately $25.0 million. Although we anticipate deriving revenues from the sale of our VGE and NVP (Video Processor) and related products and digital software products, no assurance can be given that these products will be successfully marketed. Management anticipates that we may continue to incur losses for at least the next twelve months. Included in such former and future losses are research and development expenses, marketing costs, and general and administrative expenses. We anticipate that our losses will continue until we are able to generate sufficient revenues to support our operations.

OUR CONTINUED DEVELOPMENT EFFORTS AND FUTURE GROWTH DEPEND UPON OUR ABILITY TO RAISE ADDITIONAL CAPITAL WHICH MAY NOT BE AVAILABLE TO US WHEN NEEDED OR ON ACCEPTABLE TERMS.

         Our capital requirements in connection with our development activities have been significant. We have been dependent upon the proceeds of sales of our securities to private investors to fund our initial development activities. Since our initial public offering in July 1996, we have obtained needed capital through private placements of our securities. We anticipate, based on our current proposed plans and assumptions relating to our operations, that we will require additional capital in order to implement our business plan (see "Liquidity and Capital Resources and Plan of Operation"). On April 15, 2002, we entered into a $3.0 million Equity Line of Credit with Cornell Capital Partners, L.P., pursuant to which we may, at our option, require Cornell Capital to purchase shares of our common stock having an aggregate sale price of up to a maximum of $3.0 million over the next two years from the effective date of the registration statement of which this prospectus is a part. The Equity Line of Credit Agreement was amended and restated as of May 17, 2002. As of July 10, 2002, we had not requested any amounts to be advanced under the Equity Line of Credit. In their report of the audit of NUWAVE's financial statements for the year ended December 31, 2001, our independent auditors included an explanatory paragraph in their report because of the uncertainty that we could continue in business as a going concern. In the event we are unable to complete the sale of our common stock pursuant to this equity line of credit, there would be substantial doubt about our ability to continue as a going concern. To the extent that any future financing involves the sale of our equity securities, our existing stockholders could be substantially diluted.

WE DEVELOP TECHNOLOGY AND PRODUCTS USING NEW CONCEPTS, SO THERE IS UNCERTAINTY ABOUT MARKET ACCEPTANCE OF OUR PRODUCTS, AND WE HAVE LIMITED MARKETING EXPERIENCE.

         We develop technology and products using new concepts and designs in video imagery and processing. Our prospects for success will depend on our ability to successfully sell our products to key manufacturers and distributors who may be inhibited from doing business with us because of their commitment to their own technologies and products or because of our relatively small size and lack of sales and production history. As a result, demand and market acceptance for our technology and products are subject to a high level of uncertainty. We currently have limited financial, personnel and other resources to undertake the extensive marketing activities that will be necessary to market our technology and products once their development is completed. No assurance can be given that any of our potential customers will enter into any arrangements with us. Further, there is no assurance that our marketing efforts will be successful.

WE DEPEND ON THE MANUFACTURERS OF PRODUCTS WHO WISH TO INCLUDE OUR NVP VIDEO PROCESSOR TO MAKE DESIGN MODIFICATIONS NECESSARY TO INCORPORATE OUR TECHNOLOGY INTO THEIR PRODUCTS.

         Commercialization of the NVP Video Processor and sale to manufacturers of the relevant video equipment will require such manufacturers to adopt new circuit configurations to accommodate the relevant chip in their products. Although the NVP Video Processor meets the various video broadcast standards, we anticipate that manufacturers wishing to use the NVP Video Processor will make such modifications because of the benefits derived from the improved performance of their products and the relative simplicity of such modifications. However, there is no assurance that such modifications will be made. Also, the cost of such modifications may inhibit or prevent their adoption. Our ability to sell and/or license our products would be adversely affected if designers and manufacturers fail to make such modifications.

WE WILL RELY ON OTHERS TO MANUFACTURE OUR DEVICES, AND WE MAY NOT BE ABLE TO MEET CUSTOMER DEMAND IF OUR SUPPLIERS CANNOT MEET OUR QUANTITY AND QUALITY REQUIREMENTS.

         We do not plan to directly manufacture any of our products. We contract with third parties to manufacture our NVP Video Processor and related retail products. We may also license to third parties the rights to manufacture our products, either through direct licensing, original equipment manufacturer arrangements or otherwise.

         We are dependent on third parties to manufacture our NVP ASIC (the application specific integrated circuit-based NVP Video Processor) and related products as well as future products we may choose to commercialize. There can be no assurance that our current suppliers will dedicate sufficient production capacity to satisfy our requirements within scheduled delivery times, or at all. Failure or delay by our suppliers in fulfilling our anticipated needs would have an adverse effect on our ability to develop and market our products. In addition, we will be dependent on third-party vendors for many of the components necessary for the final assembly of our products. We may have difficulty in obtaining contractual agreements with suppliers of these materials due to, among other things, possible material shortages or possible lack of adequate purchasing power. While our management believes that these components are available from multiple sources, it is anticipated that we will obtain certain of them from a single source, or limited number of sources, of supply. In the event that certain of these suppliers are unable or unwilling to provide us with these components on commercially reasonable terms, or at all, delays in securing alternative sources of supply would result and could have a material adverse effect on our operations.

COMPETITION

         Intense competition exists in the markets that we are in. Further, with respect to the market for video editing, video production and video processing products, significant price erosion over the life of a product exists. Our products will directly compete with those of numerous well-established companies, including the following companies, which design, manufacture and/or market video technology and other products: Sony Electronics, Inc., Panasonic Division of Matsushita Electric Industrial Co., Motorola, Inc., Mitsubishi International Corp., and Royal Philips Electronics, NV.

         All of the above companies have substantially greater financial, technical, personnel and other resources than we do for production and innovation of products, and for marketing and sales. Further, each has established a reputation for success in the development, licensing, sale and service of its products and technology. In addition, certain of these competitors dominate their industries and have the necessary financial resources to enable them to withstand substantial price competition or downturns in the market for video products.

OUR INDUSTRY IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGES AND AGGRESSIVE COMPETITION.

         Rapid changes characterize the markets for our technology and products. Further, evolving industry standards often result in product obsolescence or short product life cycles. Certain companies may be developing technologies or products which may be functionally similar, or superior, to some or all of our proposed products. As a result, our ability to compete will depend on our ability to, among other things: complete development and introduce to the marketplace in a timely and cost-competitive manner our products and technology; continually enhance and improve our products and technology; adapt our products to be compatible with specific products manufactured by others; and successfully develop and market new products and technology.

         There is no assurance that we will be able to compete successfully or that our competitors will not develop similar or competitive technologies or products that render our products and technology obsolete or less marketable. Further, there is no assurance that we will be able to successfully enhance our proposed products or technology or adapt them satisfactorily.

TO THE EXTENT PRACTICABLE, WE HAVE FILED U.S. PATENTS AND/OR COPYRIGHT APPLICATIONS, BUT THERE IS NO ASSURANCE THAT ANY PATENT OR COPYRIGHT WILL AFFORD US COMMERCIALLY SIGNIFICANT PROTECTION.

         To the extent practicable, we have filed and intend to file U.S. patents and/or copyright applications for certain of our proposed products and technology. We have also filed and intend to file corresponding applications in key industrial countries worldwide.

         In April 1996, we filed two patent applications on behalf of Rave Engineering Corp. for its Randall connector system. One patent was received in November 1997 and the second one in January 1998. Under the terms of the settlement agreement with Rave, we retain the exclusive license rights to these patents. In April 1998, we filed three patent applications for certain of our independently developed products: one for the NUWAVE Video Processor and two for the Softsets. These patents were granted in November 2000, February 2001 and May 2001, respectively. In August 1999, we filed a patent application for our digital software technology as used in PicturePrep product line. This patent was granted in October 2001. There is no assurance that any patent will afford us with commercially significant protection of our technology or that we will have adequate resources to enforce our patents.

         Management believes that the products we intend to market and sell do not infringe the patents or other proprietary rights of third parties. Further, we are not aware of any patents held by competitors that will prevent, limit or otherwise interfere with our ability to make and sell our products. However, it is possible that competitors may have applied for, or may in the future apply for and obtain, patents which have an adverse impact on our ability to make and sell our products. There is no assurance that competitors will not infringe our patents. Defense and prosecution of patent suits, even if successful, are both costly and time consuming. An adverse outcome in the defense of a patent suit could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease selling our products.

NO DIVIDENDS

         We have not paid any cash dividends to date. Payment of dividends on our common stock is within the discretion of our board of directors and will depend upon having earnings and our capital requirements and financial condition, and other relevant factors. We do not intend to declare any dividends on our common stock in the foreseeable future. Instead, we plan to retain any earnings we receive for development of our business operations.

LIMITATION ON TAX LOSS CARRYFORWARDS

         As of December 31, 2001, we had available unused net operating loss carryforwards aggregating approximately $23.1 million to offset future federal taxable income. The unused net operating loss carryforwards expire in various years from 2010 to 2021. Under Section 382 of the Internal Revenue Code of 1986, utilization of prior net operating loss carryforwards is limited after an ownership change. We may be subject to limitations on the use of our net operating loss carryforwards as provided under Section 382 by reason of prior placements of our securities and future transactions. Accordingly, there can be no assurance that a significant amount of the existing net operating loss carryforwards will be available to use. In the event that we achieve profitability, as to which there can be no assurance, such limitation would have the effect of increasing our tax liability and reducing our net income and available cash resources in the future.

INDEMNIFICATION AND LIMITATION ON LIABILITY OF DIRECTORS AND OFFICERS

         Our company's certificate of incorporation provides that we will indemnify any of our directors, officers, employees or agents against actions, suits or proceedings relating to our company and, subject to certain limitations, a director shall not be personally liable for monetary damages for breach of his duty of care. In addition, we have entered into an indemnification agreement with each of our directors. Such indemnification agreement provides that a director is entitled to indemnification to the fullest extent permitted by law.

WE MUST ATTRACT AND RETAIN KEY PERSONNEL IN ORDER TO REMAIN COMPETITIVE WHICH MAY BE DIFFICULT GIVEN OUR SMALL SIZE AND LIMITED RESOURCES COMPARED TO MANY OF OUR COMPETITORS.

         Our operations depend largely on the continued employment of Mr. Gerald Zarin, Chairman of the Board, President and Chief Executive Officer. If Mr. Zarin or other members of management or key personnel resign or otherwise leave our company, our business and financial condition could be materially adversely affected.

PROVISIONS IN THE EMPLOYMENT CONTRACT OF OUR PRESIDENT AND IN THE SEVERANCE AGREEMENTS OF OUR EXECUTIVE OFFICERS ARE TRIGGERED BY A CHANGE IN CONTROL, WHICH ALSO COULD DISCOURAGE UNSOLICITED TAKEOVER ATTEMPTS.

         Provisions in the employment contract of our President and in the severance agreement of one executive officer providing for various termination benefits are triggered by certain changes in control of our company. Such provisions could have the effect of discouraging, delaying or preventing unsolicited takeover attempts.

PROVISIONS IN OUR COMPANY'S CERTIFICATE OF INCORPORATION COULD DISCOURAGE UNSOLICITED TAKEOVER ATTEMPTS WHICH COULD DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

         Provisions of our company's certificate of incorporation and by-laws and of Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then-current market value of our common stock. Such provisions may also inhibit fluctuations in the market price of our common stock that could result from takeover attempts. In addition, our board of directors, without further stockholder approval, may issue preferred stock that could have the effect of delaying or preventing a change in control. The issuance of preferred stock could also adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

MARKET PRICE FLUCTUATIONS

         The trading price of our common stock may be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, general conditions in the computer, video and telecommunications industries, changes in earnings estimates, recommendations by analysts and other events.

OUR COMMON STOCK COULD BE DELISTED FROM THE NASDAQ SMALLCAP MARKET IF WE DO NOT MEET THE MINIMUM REQUIREMENTS FOR CONTINUED LISTING.

         The National Association of Securities Dealers maintains requirements for the continued listing on the Nasdaq SmallCap Market that include the following: the listed shares of common stock have a minimum bid price of $1.00 per share; companies with listed shares have net tangible assets of $2 million (effective November 1, 2002 this will change to $2.5 million in net equity) or market capitalization of $35 million or net income (in the latest fiscal year or in two of the last three fiscal years) of $500,000; and that the market value of the public float of its common stock be at least $4 million. Since January 4, 2002, the minimum bid price of our stock has been less than $1.00. We have been notified by Nasdaq that we have until August 19, 2002 to regain compliance under the minimum bid rule to avoid a delisting notification. At December 31, 2001, we had net tangible assets of $1,287,000. We have also been notified by Nasdaq that as of December 31, 2001, we did not meet the various financial tests. We intend to raise additional cash through the Equity Line of Credit and other possible equity financings in an attempt to regain compliance under the financial tests. These equity financings should involve substantial dilution to the interests of our then existing shareholders. There can be no assurance that such additional capital will be available to us on commercially reasonable terms or at all.

OUR COMMON STOCK COULD BECOME SUBJECT TO "PENNY STOCK" RESTRICTIONS UNDER FEDERAL SECURITIES LAWS, WHICH COULD REDUCE THE LIQUIDITY OF OUR COMMON STOCK.

         The Securities and Exchange Commission has adopted regulations, which generally define penny stocks to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. On July 8, 2002, the closing bid price for our common stock, as quoted on the Nasdaq SmallCap Market, was $0.30 per share and therefore, our common stock is designated a "Penny Stock." As a penny stock, our common stock may become subject to Rule 15g-9 under the Exchange Act or the Penny Stock Rule. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

         For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

         The penny stock restrictions will not apply to our common stock if we continue to meet a $2,000,000 minimum net tangible assets and a $1.00 market price. There can be no assurance that our common stock will continue to qualify for exemption from the penny stock restrictions. In any event, even if our common stock were exempt from the penny stock restrictions, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the Securities and Exchange Commission the authority to restrict any person from participating in a distribution of penny stock, if the Securities and Exchange Commission finds that such a restriction would be in the public interest.

OFFERING RISKS

FUTURE SALES BY OUR STOCKHOLDERS MAY ADVERSELY AFFECT OUR STOCK PRICE AND OUR ABILITY TO RAISE FUNDS IN NEW STOCK OFFERINGS.

         Sales of our common stock in the public market following this offering could lower the market price of our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable or at all. Of the 13,556,197 shares of common stock outstanding as of July 10, 2002, 9,368,548 shares are, or will be, freely tradable without restriction. The remaining 4,187,649 shares of common stock held by our "affiliates" or persons who recently purchased their shares from the company without Securities and Exchange Commission registration are "restricted securities" and may be resold in the public market only if registered or pursuant to an exemption from registration. Some of these shares may be resold under Rule 144 and the remainder of these shares are included in this prospectus.

         In addition, we have issued options to purchase up to 1,413,000 shares of our common stock and warrants to purchase up to 5,880,480 shares of common stock.

POSSIBLE EFFECTS OF SALES UNDER THE EQUITY LINE OF CREDIT

         Assuming issuance of the estimated maximum number of shares available under the Equity Line of Credit, there will be an additional 5,000,000 shares of common stock outstanding. The common stock to be issued under the Equity Line of Credit would be issued at a 3% discount to the lowest closing bid price for the five days immediately following the notice date of an advance. These discounted sales could cause the price of our common stock to decline. It is anticipated that Cornell Capital Partners, L.P., the purchaser under the Equity Line of Credit will seek to sell shares purchased under each purchase installment prior to purchasing the next installment, thereby creating continuous selling pressure on the market price of the common stock.

         The sale of shares pursuant to the Equity Line of Credit will have a dilutive impact on our stockholders. For a given advance, we will need to issue a greater number of shares of common stock under the Equity Line of Credit as our stock price declines. If our stock price is lower, then our existing stockholders would experience greater dilution.

         The significant downward pressure on the price of our common stock caused by the sale of material amounts of common stock under the Equity Line of Credit could encourage short sales by third parties. Such an event could place further downward pressure on the price of our common stock.

OUR COMMON STOCK HAS BEEN RELATIVELY THINLY TRADED AND WE CANNOT PREDICT THE EXTENT TO WHICH A TRADING MARKET WILL DEVELOP.

         Before this offering, our common stock has traded on the Nasdaq SmallCap Market. Our common stock is thinly traded compared to larger more widely known companies in our industry. Thinly traded common stock can be more volatile than common stock trading in an active public market. We cannot predict the extent to which an active public market for the common stock will develop or be sustained after this offering.

THE PRICE YOU PAY IN THIS OFFERING WILL FLUCTUATE AND MAY BE HIGHER OR LOWER THAN THE PRICES PAID BY OTHER PEOPLE PARTICIPATING IN THIS OFFERING.

         The price in this offering will fluctuate based on the prevailing market price of the common stock on the Nasdaq SmallCap Market. Accordingly, the price you pay in this offering may be higher or lower than the prices paid by other people participating in this offering.

                           FORWARD-LOOKING STATEMENTS

         Information included or incorporated by reference in this prospectus may contain forward-looking statements. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology.

         This prospectus contains forward-looking statements, including statements regarding, among other things, (a) our projected sales and profitability, (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans and (e) our anticipated needs for working capital. These statements may be found under "Management's Discussion and Analysis or Plan of Operations" and "Business," as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact occur.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the common stock or the common stock purchase warrants sold by the selling stockholders listed elsewhere in this prospectus.

         However, 1,813,894 of the shares of common stock covered by this prospectus underlie common stock purchase warrants, which are exercisable variously between May 11, 2003 and February 27, 2007. We will receive proceeds upon the exercise of those Warrants. In order to receive one share of common stock, the holders of the common stock purchase warrants must pay us variously from $0.30 to $3.95, and surrender one warrant, subject to anti-dilution rights therein. We anticipate that we will receive approximately $655,668 if all of these warrants are exercised within the sixty-day period after the effective date of this prospectus, during which period the exercise price will be reduced to $0.30. Warrants exercised after such time would be exercised at their stated exercise prices, thereby increasing proceeds to the company. There is no assurance that any or all of the common stock purchase warrants or the unit warrants will be exercised. We will use the proceeds for general working capital purposes.

         We have never declared dividends or paid any cash dividends. We intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                            MARKET PRICE INFORMATION

         Our common stock is included on the National Association of Securities Dealers Automated Quotation System (Nasdaq) SmallCap Market under the symbol "WAVE." The following table sets forth the quarterly high and low closing bid prices for the common stock as reported by Nasdaq for the periods indicated. These prices are based on quotations between dealers, and do not reflect retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions.

                                             HIGH                        LOW
                                             ----                        ---
FISCAL 2000

First Quarter                                $5.75                      $2.19
Second Quarter                                4.13                       1.66
Third Quarter                                 2.44                       1.59
Fourth Quarter                                1.75                       0.66

FISCAL 2001

First Quarter                                $1.44                      $0.41
Second Quarter                                1.02                       0.60
Third Quarter                                 1.89                       0.55
Fourth Quarter                                1.43                       0.86

FISCAL 2002

First Quarter                                $1.05                      $0.59
Second Quarter                                0.71                       0.30
Third Quarter (through July 5, 2002)          0.30                       0.26

         See the cover page of this prospectus for the last sales price of the common stock reported on the Nasdaq SmallCap Market as of a recent date.

         The National Association of Securities Dealers maintains requirements for the continued listing on the Nasdaq SmallCap Market that include the following: the listed shares of common stock have a minimum bid price of $1.00 per share; companies with listed shares have net tangible assets of $2 million (effective November 1, 2002 this will change to $2.5 million in net equity) or market capitalization of $35 million or net income (in the latest fiscal year or in two of the last three fiscal years) of $500,000; and that the market value of the public float of its common stock be at least $4 million. Since January 4, 2002, the minimum bid price of our stock has been less than $1.00. We have been notified by Nasdaq that we have until August 19, 2002 to regain compliance under the minimum bid rule to avoid a delisting notification. At December 31, 2001, we had net tangible assets of $1,287,000. We have also been notified by Nasdaq that as of December 31, 2001, we did not meet the various financial tests. We intend to raise additional cash through the Equity Line of Credit and other possible equity financings in an attempt to regain compliance under the financial tests. These equity financings should involve substantial dilution to the interests of our then existing shareholders. There can be no assurance that such additional capital will be available to us on commercially reasonable terms or at all.

         On July 10, 2002, there were approximately 160 holders of record of our common stock. This number does not include beneficial owners of the common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

         Our public warrants are included on the Nasdaq SmallCap Market under the symbol "WAVEZ."

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with our financial statements and the notes thereto and the other financial information appearing elsewhere in this prospectus. This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements concerning underlying assumptions and other statements which are other that statements of historical facts. Forward-looking statements involve risks and uncertainties which could cause actual results or outcomes to differ materially. Our expectations and beliefs are expressed in good faith and are believed by us to have a reasonable basis but there can be no assurance that management's expectations, beliefs or projections will be achieved or accomplished. Our actual results could differ materially from those discussed in the forward-looking statements due to factors discussed under "Risk Factors," as well as factors discussed elsewhere in this prospectus. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus.

SUMMARY FINANCIAL INFORMATION

         The summary financial data set forth below are derived from and should be read in conjunction with the financial statements, including the notes thereto, filed as part of this Registration Statement in Form SB-2.

           STATEMENT OF OPERATIONS       THREE MONTHS ENDED                             YEAR ENDED
           DATA:                              MARCH 31,                                DECEMBER 31,
           (in thousands,               ----------------------      ---------------------------------------------------
           except share data)                       2002                     2001              2000             1999
                                        ----------------------      ---------------------------------------------------
           Revenues                         $       268                 $       505      $        14       $       17
           Net Loss                         $      (593)                $    (4,273)     $    (4,289)      $   (2,690)
           Net loss per common share        $     (0.05)                $     (0.40)     $     (0.42)      $    (0.32)
           Weighted average number of        11,838,842                  10,749,404       10,135,345        8,419,644
           shares

                                              MARCH 31,                               DECEMBER 31,
                                        ----------------------      ---------------------------------------------------
           BALANCE SHEET DATA:                  2002                     2001             2000              1999
                                        ----------------------      ---------------------------------------------------
           Working capital                  $       766                 $       895      $     3,767       $    1,833
           Total assets                     $     1,602                 $     2,133      $     4,885       $    3,180
           Total liabilities                $       454                 $       846      $       417       $      275
           Stockholders' equity             $     1,148                 $     1,287      $     4,467       $    2,906


GENERAL

         In 2001, we began commercializing our technologies, having been a development stage enterprise since our organization in July 1995. Our mission is to identify, develop and commercialize high-margin, proprietary technologies suited for high-volume, high-growth markets and, in turn, achieve attractive long-term growth for our company. We have been focusing on technology related to image and video enhancement designed to enrich picture and video output with clearer, more defined detail in texture, color, contrast and tone, at low cost. Our initial products can be used by original equipment manufacturers ("OEM's") for placement into products that have or utilize display screens such as televisions or DVD players, for supplementing and increasing video quality on existing television monitors and video displays via set-top boxes containing our technology, and by individuals over the Internet for improving their personal photographs. Our patented high speed filtering technology removes approximately 70% of the picture noise while retaining correct focus (the image and text in the image does not blur). We have developed and are currently marketing three product lines based upon our proprietary technology. These products are: (1) the NUWAVE Video Processor ("NVP") Technology; (2) Retail Products and (3) Digital Filtering Technology (see "Marketing and Sales").

RESULTS OF OPERATIONS

         Revenues for the year ended December 31, 2001 were $505,000 as compared to $14,000 for the prior year. This was a direct result of the introduction and sales of our VGE retail product and our ASIC chips. Cost of sales for 2001 was $308,000 versus $4,000 for 2000 also as a direct result of the increased sales. Research and development costs for the year ended December 31, 2001, were $1,165,000; a reduction of $18,000 from the prior year. This reduction included a decrease in engineering salaries and outside consulting fees of $257,000 and miscellaneous related costs of $10,000, primarily due the completion of the initial development of our core technologies. These reduced development costs were partially offset by an increase in amortization and write-off of development costs related to the PicturePrep software and the PicturePrepClub.com Web site over 2000 of $249,000. General and administrative expenses for the year ended December 31, 2001 were $3,699,000; an increase of from the prior year. Such increases were primarily a result of accounting treatment for performance stock options granted during 2001 ($226,000), increased legal fees as a result of additional Securities and Exchange Commission filings and contract work during 2001 ($144,000) and other ($15,000). Interest income (net of interest expense) for the year ended December 31, 2001 was $76,000 as compared to $264,000 for the prior year as a result of lower cash balances throughout 2001 compared to 2000. During the year ended 2001 we showed a benefit arising from income taxes of $318,000 as compared to a provision for income taxes in 2000 of $66,000. This change is a direct result of estimates posted for the sale of state tax credits based on a special New Jersey State program. As a result of the above we had a net loss for the year ended December 31, 2001, of $4,273,000 compared to a net loss for the year ended December 31, 2000, of $4,289,000, a decrease in losses of $16,000.

         The net loss for the year ended December 31, 2000, of $4,289,000 compared to a net loss for the year ended December 31, 1999, of $2,691,000, an increase in losses of $1,598,000. The increased losses for the year ended 2000 were primarily attributable to increases in advertising and trade show expenses of $581,000 relating to the introduction of the PicturePrep 2000 product and the opening of our photo portal PicturePrepClub.com; an increase in payroll costs of approximately $130,000 relating to the addition of two marketing personnel; an increase in amortization charges relating to the issuance of stock options to third party consultants of $107,000; increases in research and development costs of $244,000 and a reduction in our provision for income tax benefits of $975,000. The increase in research and development costs of $244,000 was principally related to the final stages of development of the NVP 104 chip, development of PicturePrep technology and costs related to the development of our on-line photo portal. These increases were partially offset by an increase in interest income of $100,000 and one-time charges of $339,000 incurred during 1999 relating to the results of an arbitration settlement with Rave Engineering Corp.

Three Months Ended March 31, 2002 Compared to Three Months Ended March 31, 2001

         Revenues for the quarter ended March 31, 2002 were $268,000 compared to $2,000 for the quarter ended March 31, 2001 as we began selling the NVP Technology in the form of ASIC (application specific integrated circuits) chips to OEMs and our first retail product the "VGE" video game enhancer during the second half of 2001. In December 2001, we entered into a strategic alliance with Gemini Industries (Gemini), a leading manufacturer and distributor of consumer electronics accessories. Gemini was granted a five-year exclusive license to market and distribute NUWAVE's VGE in North America. Initial shipments of the VGE and ASIC chips to Gemini took place during the first quarter of 2002. Cost of sales for the quarter was $140,000 compared to $1,000 for the same three-month period in 2001. During the three months ended March 31, 2002, $150,000 was spent on research and development activities compared to $279,000 for the same three-month period in 2001, a decrease of $129,000. This decrease was a direct result of the completion of the Company's core technologies during 2001. General and administrative expenses for the current first quarter totaled $573,000 representing a decrease of $7,000 compared to the quarter ended March

31, 2001. Such decrease was the result of decreases in payroll of $43,000 and other 17,000, which were offset by increased sales and marketing costs of $33,000, combined with increases in professional fees of $20,000.

         Interest income (net of interest expense) was $2,000 for the quarter ended March 31, 2002 as compared to $42,000 for the same period in 2001 primarily due to the Company's lower cash position as well as lower interest rates. As a result of the above, we had a net loss of $593,000 for the quarter ended March 31, 2002 compared to a net loss for the quarter ended March 31, 2001, of $817,000.

         Although we anticipate deriving increased revenues from the sale of our ASIC chips and retail products and the licensing of our proprietary digital software during 2002, no assurance can be given that these products will be successfully marketed or that losses will not continue to occur during such period. See "Liquidity and Capital Resources."

LIQUIDITY AND CAPITAL RESOURCES

         From our inception until the IPO in 1996, we relied for all of our funding ($2,900,000 in cash plus the cancellation of the notes in the principal amount of $350,000) on private sales of our debt and equity securities ("Private Financings"). In July 1996, we completed our IPO and received net proceeds of $9,538,428. We used $2,073,652 of the net proceeds of the IPO to repay the principal and interest on the outstanding notes issued to investors in connection with the Private Financings. On February 6, 1998, we issued 253,485 shares of our Common Stock for an aggregate purchase price of $1,000,000 to a Private Limited Partnership. Between May 19, 1998 and June 9, 1998, pursuant to a placement agency agreement with Janssen-Meyers Associates, L.P. ("Janssen-Meyers"), we issued 2,742,904 shares of our Common Stock and 2,057,207 Class A Redeemable Warrants for an aggregate purchase price of $7,280,546.

         On March 14, 2000, we completed a private placement with Janssen-Meyers whereby we issued 2,088,608 shares of our Common Stock and 1,044,304 Redeemable Common Stock Purchase Warrants for an aggregate purchase price of $6,600,000.

         During the period, beginning August 28, 2001 and ending November 12, 2001, we issued a total of 844,922 of our shares at a reduced exercise price of $1 to the holders of certain of our placement agent warrants. These warrants were originally issued to the placement agent in connection with two private placements of our equity in May 1998 and March 2000 at exercise prices of $3.24 and $3.95 respectively. As a special incentive offer to the holders of the placement agent warrants, the original exercise prices were reduced during the period August 15, 2001 to January 15, 2002.

         On February 5, 2002, we entered into a private placement agreement with investors whereby we issued 600,000 shares of our Common Stock for an aggregate purchase price of $330,000. In connection with this agreement, the Company issued to the Placement Agent a Placement Agent Warrant, exercisable to purchase up to 30,000 shares of Common Stock, representing five percent of the total of the stock issued in the Offering. The warrants shall be exercisable for a period of five years, expiring on February 5, 2007, at an exercise price of $.55 per share. On February 27, 2002, we entered into an agreement with an investor whereby we issued 214,286 shares of Common Stock and warrants to purchase up to 50,000 shares of Common Stock for an aggregate purchase price of $150,000. The warrants have an exercise price of $1.00 per share with exercise period of five years expiring February 27, 2007.

         On April 15, 2002, we entered into a $3.0 million Equity Line of Credit Agreement with Cornell Capital, Partners, L.P., which was amended as of May 17, 2002. Provided we are in compliance with the terms of the Equity Line of Credit Agreement, as amended, including the effective registration of shares to be sold, we may, at our option, require the Cornell Capital Partners to purchase up to $100,000 in any seven business day period of our common stock, up to a maximum of $3.0 million over the two years immediately following the effective date of the registration statement of which this prospectus is a part. The purchase price of the shares will be 97% of the then current market price. In addition, we have issued as a fee to Cornell Capital Partners of 218,095 shares of restricted stock with a fair value of $150,000. Upon the initial advance and all subsequent advances, Cornell Capital Partners shall receive a fee equal to 4% of the gross proceeds of each advance. The Company has not drawn any amounts under this Equity Line of Credit.

         In June 2002, we entered into stock purchase agreements with 18 investors whereby we issued 1,101,165 shares of our Common Stock for an aggregate purchase price of $330,350.

         On March 31, 2002, we had cash and cash equivalents of approximately $795,000 and no long-term liabilities. We anticipate that with our cash currently on hand plus the cash from the recent securities placements and assuming maximum advances under the Equity Line of Credit, we should be able to satisfy contemplated cash requirements for at least through the next twelve months. In their report on the audit of NUWAVE's financial statements for the year ended December 31, 2001, our independent auditors included an explanatory paragraph in their report because of the uncertainty that we could continue in business as a going concern. In the event we are unable to raise the anticipated nor receive cash from sales of our products, there would be substantial doubt about our ability to continue as a going concern.

                                    BUSINESS

GENERAL

         During the second half of 2001, we began commercializing our patented technologies, having been a development stage enterprise since our organization in July 1995. Our mission is to identify, develop and commercialize high-margin, proprietary technologies suited for high-volume, high-growth markets and, in turn, achieve attractive long-term growth for our company. Our focus to date has been and continues to be on unique technology related to image and video enhancement designed to enrich picture and video output with clearer, more defined detail in texture, color, contrast and tone, at low cost. Our initial products can be used by original equipment manufacturers ("OEM's") for placement into products that produce images on display screens such as televisions or DVD players, for supplementing and increasing video quality on existing television monitors and video displays via set-top boxes containing our technology, and by individuals over the Internet for improving their personal photographs. Our patented high speed filtering technology removes approximately 70% of the picture noise while retaining correct focus (the image and text in the image does not blur). The three product lines based upon our proprietary technology are: (1) the NUWAVE Video Processor ("NVP") Technology; (2) retail products; and
(3) digital filtering technology.

NVP Technology

         The first technologies we are commercializing are in the fields of photo and video-enhancement. We have developed proprietary video-enhancement technology designed to significantly enhance video output devices with clearer, sharper details and more vibrant colors when viewed on the display screen. This is known as the NUWAVE Video Processor ("NVP") technology. We are marketing this technology in the form of ASIC chips ("Application Specific Integrated Circuits") directly to OEM's, who by incorporating this enabling technology would improve picture quality in their televisions, VCR's, DVD's, camcorders, set-top boxes and other video output devices. This technology can also be licensed to the OEM for incorporation onto their own ASIC design. The completed NVP 104 plastic (silicon) chip is currently being offered for sale. In July 2002, we are planning to introduce a step-up ASIC chip, the "NVP 1104," which will be produced at not only a lower cost for both NUWAVE and the potential OEM but will also allow for easier design implementation for the OEM.

Retail Products

         During 2001, we completed development of the VGE set-top box for use with video games and DVD's. This is our first retail product utilizing the NVP ASIC chip. The VGE is a low-cost video game enhancer that provides home video "gamers" with better video quality, to give game players an "edge" to improve their scores. We know of no competitive device that is capable of similarly enhancing a video game.

         In late June 2001, we began introducing the VGE 101 through select distributors and manufacturer's representatives for placement in nationally known retail chains. In December, we entered into a strategic alliance with Gemini Industries ("Gemini"), a leading manufacturer and distributor of consumer electronics accessories. Gemini was granted a five-year exclusive license to market and distribute NUWAVE's VGE in North America. Although the Gemini alliance supports our strategy to obtain access to an established domestic retail distribution channel for the specialized image enhancement products we develop, we have not yet been able to assess their ability to establish our product in a retail gaming accessory line for distribution to their customer base. We will be reviewing this carefully during the second half of 2002. The Gemini relationship should reduce our sales and marketing costs and the need for an inventory build-up. We plan to introduce several additional set top box video enhancement products to the retail market during 2002.

Digital Software Technology

         During 2000, we completed the initial development of our first proprietary digital photo and video software technology and launched the PicturePrep(TM) 2000 product line. The initial PicturePrep technology was developed at the height of the recent Internet frenzy for direct sale to consumers. With the downturn in the Internet boom we refocused our digital technology direction. In March 2001, this software was upgraded to PicturePrep(TM) Deluxe 2001 with new file management and uploading capabilities. In October 2001, the digital filters used in PicturePrep Deluxe were granted patent protection by the U.S. Patent Office. These filters remove graininess and digital artifacts while preserving proper focus better than any other "real time" filters that are on the market today.

         We are concentrating our activities primarily on the sales of our ASIC line of chips, the introduction and sales of our digital software technology and our Internet presence to the OEM and professional video markets, the introduction of additional video and image enhancement set-top boxes for retail distribution and on the continuing development of our European sales presence.

         We believe this focused digital and analog image enhancement product strategy will provide our company with a technology base, product line and services we can offer to potential customers. This positions us to take full advantage of the significant video and photo growth opportunity presented by the converging PC, Internet, television, HDTV and telecommunication markets. We believe that the capacity of our administrative and support systems is sufficient to allow us to expand our business without significant additional capital expenditures.

         Although we anticipate deriving increased revenues from the sale of our ASIC chips and retail products and the licensing of our proprietary digital software during 2002, no assurance can be given that these products will be successfully marketed or that losses will not continue to occur during such period. See "Management's Discussion and Analysis - Liquidity and Capital Resources."

BACKGROUND--VIDEO IMAGES

         The human eye perceives all images as a result of its ability to recognize light. Light travels as continuous electromagnetic waves ("Analog Light Waves") that are either emitted by the object being observed or reflected from it. Analog Light Waves vary in frequency and amplitude, and can be directly captured as images. For example, in photography, light waves strike film treated with certain chemicals and the energy from the light wave causes chemical reactions that change the translucency of the film. As a result, the image can be recreated by again passing light through the film. In computers, visual images can be stored and manipulated after Analog Light Waves have been broken down into smaller constituent parts expressed as digital signals. These digital signals are transmitted as bits and then reconstituted into Analog Light Waves visible to the human eye.

         Broadcast television technology is based on Analog Light Wave transmissions. Analog Light Waves are captured by an electronic television camera and turned into usable electrical energy in the form of lower frequency waves in the form of electrical currents in an electric circuit ("Analog Video Waves"). That wave is transmitted to a receiver, where it is projected at the standard broadcast rate of 30 frames per second ("fps") against a phosphorescent screen. The screen then emits Analog Light Waves, making the image visible to the human eye.

         Modern video telecommunications, such as satellite broadcasting and cable television, generally combine both analog and digital processes in order to capture and transmit images. For example, in digital satellite video telecommunication the image is digitized by a computer processor and then broadcast to a satellite. The digital information is received and rebroadcast by the satellite directly to a receiver, and then reconstituted into energy in the form of an analog wave and displayed at 30 fps to create a visible image.

         Bandwidths available for satellite video transmission are limited by the Federal Communications Commission ("FCC"). These limitations significantly restrict the amount of information that can be transmitted in any time interval and require most information to be transmitted in a compressed digitized format.

         Given the physical limitations of satellite, cable and telephone systems, and their increasing interactivity, ever more emphasis is being placed on compression technology as a means to allow more data to be transmitted in any time interval. Using a variety of techniques, portions of a digital description of an image are omitted in the transmission of information, and, by mathematical formula or inference, most of the omitted data is then replaced after reception. The result of this compression technology has been to increase the number of channels available for digital satellite broadcasting from 50 to 150, and to significantly improve the quality of images transmitted over the Internet. We believe that improvements in the amount of compression possible will continue. However, as the amount of compression increases, more data will likely be lost, and the quality of the image will deteriorate.

         Image information may be lost in the process of compression or distorted during recording, transmission or playback because of various factors, including signal interference or deterioration of original film quality and camera focus. Some of the problems from this loss or distortion of image information include lack of clarity, a "washed out" look and reduced or inadequate black level.

         One of the methods used to compress digitized video information for storage and transmission, other than television transmission, is to eliminate frames. A phenomenon causing analogous results occurs when the hard drive of a computer, or some other component, cannot retrieve or present data at sufficiently high fps. In either case, image movement is erratic and unrealistic. Regardless of whether the signal is compressed, the image may be subject to random salt and pepper noise patterns.

OUR COMPANY'S VIDEO ENHANCEMENT PRODUCTS

The NVP Technology

         Our patented NVP controls, corrects and improves analog video signals using digital control (software). The NVP first detects and replaces all important picture synchronization and stability attributes. It then corrects the color and black-and-white information. The NVP enhances fine details of an image and reduces distortions incurred in the course of transmitting the image, corrects the pure black content of images and adjusts perceived light on projected images. Fine detail enhancement is achieved by a proprietary circuit that analyzes the form of the analog waves at the point of origin or display, and processes the wave to significantly increase the clarity of the image.

         The NVP achieves "blackness" correction by establishing a "reference to true black" and adjusting the rest of the color spectrum to that reference, making a "washed out" image appear more vivid. Similar referencing currently is available only in expensive video display units, TV monitors and projection systems; the NVP's proprietary circuits enable the process to be performed inexpensively on a printed circuit board, ASIC or a small portion of a integrated circuit chip.

         The NVP also contains circuits that provide for the adjustment of light in images and brightness of the colors presented, similar to circuits traditionally included in televisions.

         The NVP can be used prior to further processing of the Analog Video Wave at the source of the video signal and/or at the other end of the process prior to the display of the video image. In the form of a chip, it can be included in a television set, video projector or in a video conference display or in the decoder or routing box that connects a typical television to a cable broadcasting company or a multichannel satellite provider. The NVP also can be included in any personal computer that has a video capture board, a device enabling the computer to convert standard broadcast video signals into a digitized form. This enables the image to be enhanced prior to digitization.

         We have developed patented Softsets to control the functions of the NVP. The Softsets give both end-users and manufacturers who use the NVP in their products the ability to manipulate the attributes of video images to their own taste or standards. For example, the manufacturer of a set-top box who includes the NVP and Softsets in its product could offer viewers the ability to select predetermined optimum video parameters for "Sports," "Movies," "Drama" or other predesignated programming from their remote control ("Active Softsets"). Additionally, program providers or other transmitters can encode their signal so that a receiving device containing the Softsets and enhanced NVP will automatically adjust its video parameters to a predetermined value when the signal is received ("Passive Softsets"). The encoded signal can also be included in the actual programming.

Digital Video and Photo Software Video Enhancement Technology

         We have developed a proprietary technology to remove noise, graininess in pictures, to complement our clarity technology used in the NVP-104 ASIC. The result of this development is a set of patented algorithms that remove 70% of the picture noise while retaining correct focus (the image does not blur). In addition, the NUWAVE algorithm process is three times faster than any other known algorithm or filter thus allowing use in and during real time streaming video.

         We believe our company has proprietary solutions for sale in both analog and digital form to meet the continuing evolution and convergence of the PC to television markets and the worldwide trend away from analog devices toward digital devices.

Other Potential Products

         Our company, both internally and through the use of outside consultants, continues to conduct investigation and research and development with respect to other new technologies/products to address the digital, PC and Internet markets, which are new markets for us to participate in. We intend to continue to use outside consultants to assure exposure to new ideas and technology. These activities may give rise to additional products that we may commercialize. However, there can be no assurance that our efforts will result in marketable products or products that can be produced at commercially acceptable costs or that we will have sufficient funds available to support the development and commercialization of such products.

RESEARCH AND DEVELOPMENT

         Our Advanced Engineering Group currently operates to support the continuing development of our products and related technology, and the identification of additional sources of new technology. We utilize our Advanced Engineering Group to create products and technology. These products and technology include the NVP, a significant amount of the software included in each of its products and new circuitry to allow this technology to be produced as an ASIC chip and the proprietary digital software photo and video enhancement technology utilized in our first Internet and retail software product PicturePrep. During 2001, we completed development of the VGE set-top box utilizing the NVP ASIC chip for use with video games and DVD's. This is our first retail product utilizing the NVP ASIC chip. The VGE 101 is a low-cost video game enhancer that provides home video "gamers" with better video quality, to give game players an "edge" to improve their scores. In addition to the VGE, which utilizes the NVP 104 chip as its core technology, our engineering group is finalizing development of five additional NVP derivative set-top boxes for the consumer retail and professional marketplaces. These products are expected to be available within the next six months. We are also nearing completion of the NVP 1104 ASIC chip, a step-up product to the current NVP 104 ASIC. The NVP 1104 is expected to be completed in July 2002.

         The Advanced Engineering Group consists of four of our employees, together with outside consultant organizations who have on their respective staffs engineers, technicians and support personnel who devote time to our company on an as-needed project-by-project basis. We anticipate that the make-up of our Advanced Engineering Group will change from time to time, depending on our current and anticipated development and commercialization plans. Our strategy with respect to new products and technologies is to continue to utilize the Advanced Engineering Group as well as other independent third party sources and to increase its internal technical and engineering staff as appropriate.

         During fiscal 2001 and 2000, $1,165,000 and $1,183,000, respectively, was spent on research and development activities. During the year ending December 31, 2002, we estimate that we will spend approximately $700,000 on research and development. Any increases or decreases to these research and development expenditure estimates are expected to be directly related to revenues generated from our current and forecasted product line-up.

MARKETING AND SALES

         Utilizing our proprietary technologies, we have completed development of three product lines: (1) retail products; (2) the NUWAVE Video Processor Technology; and (3) Digital Software (PicturePreptm Technology). These three product lines are currently being marketed to their respective distribution channels as follows:

Retail Products

         In June 2001, we began introducing the VGE through select distributors and manufacturer's representatives for placement in nationally known retail chains. As a result of these initiatives, the VGE was placed in over 2,500 U.S. retail outlets during the second half of 2001. In December 2001 we entered into a strategic alliance with Gemini Industries ("Gemini"), a leading manufacturer and distributor of consumer electronics accessories. Gemini was granted a five-year exclusive license to market and distribute NUWAVE's VGE in North America. As part of the agreement, Gemini placed an initial order consisting of a combination of finished goods inventory together with our proprietary ASIC's totaling 25,000 units. The agreement contains a minimum annual purchase quantity of 100,000 units taken down on a monthly basis beginning in July 2002. Gemini, which sells products under the Philips, Zenith and Magnavox brands, also received the "right of first offer" on future versions of the VGE, as well as future video and image enhancement set-top boxes for retail distribution. We will not be able to assess their ability to successfully market our product through their customer base until the second half of 2002. We expect to offer several additional set-top box products to Gemini under their right of first offer over the next six months.

         This alliance combines the respective strengths of each company. We will license our proprietary technology to Gemini, who will then manufacture, market and distribute the VGE to its customer base, which covers approximately 17,000 retail locations in North America. The alliance supports our strategy to obtain access to an established retail distribution channel for the specialized image enhancement products we develop. Additionally, it allows us to allocate our time and resources away from costly retail marketing and distribution processes, to focus on developing innovative technologies and products for license to third parties with established marketing and distribution channels.

         Also in June 2001, we entered into a strategic sales and marketing agreement with Partners in Europe ("PIE"), a Shannon, Ireland-based firm offering complete business solutions to North American companies seeking to establish or expand their European business. Under the agreement, PIE was to establish a full-scale European distribution, sales, marketing and warehousing operation for NUWAVE. The VGE was initially placed in over 500 retail locations throughout the U.K. VGE sales in Europe for the year 2001 amounted to $118,000 net of returns and were less than originally anticipated. An analysis of the returns shows they are a direct result of the soft sell of the VGE experienced by the U.K. retailers. To some degree we experienced similar results in the U.S. This is directly attributable to the lack of consumer awareness of the VGE's features, benefits and actual enhancement performance. We have determined that this condition at retail was not caused by retail price point, competition, poor product performance or defective products but solely that six to nine months is not normally sufficient time to successfully introduce and develop consumer awareness for a new product in a whole new product category as is engendered by the VGE. We have terminated our agreement with PIE and are looking for a strategic partner or partners similar to that of Gemini in North America to distribute and market our product in Europe. There can be no assurances that we will be successful in these endeavors.

NVP ASIC Technology

         We are marketing this technology in the form of ASIC chips ("Application Specific Integrated Circuits") directly to OEM's who by incorporating this enabling technology would improve picture quality in their televisions, VCR's, DVD's, camcorders, set-top boxes and other video output devices. This technology can also be licensed to the OEM for incorporation onto their own ASIC design. The completed NVP 104 plastic (silicon) chip is currently being offered for sale. We have been concentrating our efforts to date on demonstrating and marketing this technology to the large Asian consumer electronics OEM's in Japan and China. We have retained David Kwong, a consultant to the Company, for the sale and licensing of products in China and to maintain a sales office for us in China. In August and September 2001, we received our first OEM orders for the NVP 104 ASIC chips from a large Chinese electronics company that is utilizing the chips in its DVD product line, which is now available in the retail marketplace. We believe this is a significant step towards our goal of making our technology a new standard in video equipment and expect other OEM's to follow during 2002. Based on customer feedback, we are planning to introduce in July 2002, a step-up ASIC chip, the "NVP 1104" which will be produced at not only a lower cost for both NUWAVE and the potential OEM but will also allow for easier design implementation for the OEM. At the same time it will have additional features.

Digital Filtering Technology

         During 2000, we completed the initial development of our first proprietary digital photo and video software technology and launched the PicturePrep(TM) 2000 product line. The initial PicturePrep technology was developed at the height of the recent Internet frenzy for direct sale to consumers. With the downturn in the Internet boom we refocused our digital technology direction. In March 2001, this software was upgraded to PicturePrep(TM) Deluxe 2001 with new file management and uploading capabilities. In October 2001, the digital filters used in PicturePrep Deluxe were granted patent protection by the U.S. Patent Office. These filters remove graininess and digital artifacts, while preserving proper focus better than any other "real time" filters that are on the market today. There can be no assurance that we will be successful in our marketing of our ASIC chips.

         We plan to license the digital filtering technology associated with PicturePrepTM Deluxe 2001 to OEM's for embedding in products such as PC's, printers, scanners, camcorders and DVD's, among other digital imaging devices. These patented filters are expected to be in demand for use in processing digital video and movies used for streaming video over the Internet. The PicturePreptm digital technology not only complements our proprietary analog ASIC chip technology, but can also work in conjunction with it to further improve the resulting image quality. In April 2002, we signed an agreement with Sony Corporation, giving Sony the non-exclusive right to use one of our filters in its digital color printers, in return for a nominal one-time licensing fee. While we anticipate that this initial step may lead to a growing relationship between Sony Corporation and NUWAVE, there is no assurance that such a relationship will develop.

         With the initial introduction and sales of our VGE retail product and our ASIC chips occurring during 2001, our net sales for the year ended December 31, 2001, were $505,000 as compared to $14,000 for the prior year. See the discussion of Concentrations of Customers on page F-9 of Notes to Financial Statements. As a result of the exclusive Gemini Agreement, we anticipate a substantial reduction in our overall marketing and distribution costs of $638,000 in 2001, as they will be responsible for marketing and selling to retail outlets in North America. Although we anticipate deriving increased revenues from the sale of our ASIC chips and retail products and the licensing of our proprietary digital software during 2002, no assurance can be given that these products will be successfully marketed during such period.

MANUFACTURING

         We do not contemplate that we will directly manufacture any of our products. We have contracted with third parties to manufacture our NVP 104 ASIC and our VGE. We also may license to third parties the rights to manufacture the products, through direct licensing, OEM arrangements or otherwise.

         We intend to produce the NVP ASIC chips in accordance with a customer's requirements, supported by firm commitments, rather than producing and storing in inventory ASIC chips in anticipation of applications required by customers in the future.

PATENTS; PROPRIETARY INFORMATION

         To the extent practicable, we have filed and intend to file U.S. patents and/or copyright applications for certain of its proposed products and technology. We have also filed and intend to file corresponding applications in key industrial countries worldwide.

         In April 1996, we filed two U.S. patent applications on behalf of Rave Engineering Corporation ("Rave") for our Randall connector system. One patent was received in November 1997 and the second one in January 1998. Under the terms of the settlement agreement with Rave, we retain the exclusive license rights to these patents.

         In April 1998, we filed three U.S. patent applications for certain of our independently developed products: one for the NUWAVE Video Processor and two for the Softsets. These patents were granted in November 2000, February 2001 and May 2001, respectively. In August 1999, we filed a patent application for our digital software technology as used in PicturePrep product line. This patent was granted in October 2001. There is no assurance that any patent will afford us with commercially significant protection of our technology or that we will have adequate resources to enforce our patents.

         We also sell our technology and products in foreign markets. As such, we have filed for foreign patent protection in the countries forming the European Common Union, Japan and Korea. The patent laws of other countries may differ significantly from those of the United States as to the patentability of our products and technology. Moreover, the degree of protection afforded by foreign patents may be different from that in the United States. Patent applications in the United States are maintained in secrecy until the patents are issued, if a non-publication request is timely made and the applications are not foreign filed, and are otherwise published 18 months after filing. Publication of discoveries in scientific or patent literature tends to lag behind actual discoveries by several months. As a result, we cannot be certain that we will be the first creator of inventions covered by any patent applications we make or the first to file patent applications on such inventions.

         Management believes that the products we intend to market and sell do not infringe the patents or other proprietary rights of third parties. Further, we are not aware of any patents held by competitors that will prevent, limit or otherwise interfere with our ability to make and sell our products. However, it is possible that competitors may have applied for, or may in the future apply for and obtain, patents which have an adverse impact on our ability to make and sell our products. There is no assurance that competitors will not infringe our patents. Defense and prosecution of patent suits, even if successful, are both costly and time consuming. An adverse outcome in the defense of a patent suit could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require it to cease selling its products.

         We also rely on unpatented proprietary technology. There is no assurance that others may not independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, advisors and collaborators to enter into confidentiality agreements. We could be adversely affected in the event that these agreements fail to provide meaningful protection for our trade secrets, know-how or other proprietary information.

COMPETITION

         The markets that we intend to enter are characterized by intense competition, and, particularly with respect to the market for video editing, video production and video processing products, significant price erosion over the life of a product. Our products will directly compete with those of numerous well-established companies, such as Sony Electronics, Inc., Panasonic Division of Matsushita Electric Industrial Co., Motorola, Inc., Mitsubishi International Corp. and Royal Philips Electronics, NV, which design, manufacture and/or market video technology and other products. All of these companies have substantially greater financial, technical, personnel and other resources than we do and have established reputations for success in the development, licensing, sale and service of their products and technology. Certain of these competitors dominate their industries and have the necessary financial resources to enable them to withstand substantial price competition or downturns in the market for video products.

EMPLOYEES

         We currently have nine full-time employees, of whom five are executives or administrative and four are in the Advanced Engineering Group, and depending on our level of business activity, expect to hire additional employees in the next 12 months, as needed, to support marketing and sales, manufacturing and research and development. We also retain a varying number of consultants on an as-needed basis.

PROPERTIES

         We have established our headquarters in Fairfield, New Jersey. Pursuant to the sublease relating to such facility, we are obligated to make monthly rental payments of $7,260. The sublease is on a month-to-month basis. Our subleased portion of the facility is approximately 2,500 square feet and the sublease entitles us to share certain common areas.

LEGAL PROCEEDINGS

         There are no current material legal proceedings involving our company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth the names, ages as of July 10, 2002, and business experience of the directors and executive officers of our company. Our directors hold their offices for a term of one year or until their successors are elected and qualified or until their earlier resignation or removal. Our board consists of four members. Our officers serve at the discretion of the Board of Directors.

               NAME                    AGE                                POSITION
---------------------------------     ------    --------------------------------------------------------
Gerald Zarin                            61      Chairman of the Board of Directors, President and Chief
                                                Executive Officer

Edward Bohn                             56      Director

Lyle E. Gramley                         75      Director

Joseph A. Sarubbi                       73      Director

Jeremiah F. O'Brien                     55      Vice President, Secretary and Chief Financial Officer

Robert Webb                             65      Vice President - Marketing/Technical Development


         GERALD ZARIN has been a Director and President and Chief Executive Officer of the company since July 1995. He has been Chairman of the Board of Directors since January 28, 1996. From June 1993 to July 1995, he was President and Chief Executive Officer at AMD Consulting, Inc., a business-consulting firm. From June 1991 until January 1993, Mr. Zarin was the Chairman, President and Chief Executive Officer of Emerson Radio Corporation ("Emerson Radio"), which designs and sells consumer electronics products. From November 1990 to June 1991, he was President and Chief Executive Officer of JEM, Inc., an importer of fine furnishings. From August 1987 to October 1990, he was Senior Vice President and Chief Financial Officer of Horn & Hardart, Inc., the parent company for Hanover House and various other hotels and fast food chains. From 1976 to 1986, he was President and Chief Executive Officer of Morse Electro, Inc., which designed and sold consumer electronics products.

         EDWARD BOHN has been a Director of and a consultant to NUWAVE since July 1995. Since March 2001, he has been Chief Financial Officer of Nova Corp., which constructs and manages the construction of data centers serving the telecommunications (Internet) industry both domestically and internationally, after having been a Director and Consultant since December 1999. Since February 1995, he has been a Director and Consultant of Jennifer Convertibles, a furniture distributor. Since September 1994, he has operated as an independent consultant in financial and operational matters. From January 1983 to March 1994, Mr. Bohn was employed in various capacities by Emerson Radio, including from March 1993 to March 1994, as Senior Vice President-Special Projects; and from March 1991 to March 1993, as Chief Financial Officer and Treasurer/Vice President of Finance. Prior to March 1991, he was Vice President of Finance and Treasurer. Prior to Emerson, he held positions as and Officer and Assistant Controller of Jersey Central Power and Light, as Coordinator of Internal Auditing for the GPU System, controller of a multi-million food manufacturing company, and held various positions in a public accounting firm.

         LYLE E. GRAMLEY has been a Director of the company since December 1995. Since 1985, he has been employed by the Mortgage Bankers Association in Washington, D.C., serving as Senior Staff Vice President and Chief Economist since 1985 to 1992, and as a Consulting Economist since 1992. From 1980 to 1985, Mr. Gramley was a member of the Board of Governors of the Federal Reserve Board.

         JOSEPH A. SARUBBI has been director of the Company since March 1996. From October 1993 to June 6, 1996, he was a director of The Panda Project, Inc., a manufacturer of computers and semiconductor packages. Since April 1988, Mr. Sarubbi has been a self-employed management and technical consultant to various technology companies. From February 1986 to April 1988, he was Senior Vice President of Manufacturing Operations for Tandon Corporation, a computer manufacturer. From December 1952 to January 1986, Mr. Sarubbi was employed by IBM in various senior engineering positions.

         JEREMIAH F. O'BRIEN has been Vice President and Secretary of NUWAVE since July 1995. Mr. O'Brien has been the Chief Financial Officer of NUWAVE since January 1996. Prior to joining NUWAVE, Mr. O'Brien held a six-year post as CFO and Executive Vice President for Cardiac Resuscitator Corporation, a medical electronic manufacturer. From September 1989 to June 1991, he served as Senior Vice President of Finance for Emerson Computer Corporation and Emerson Technologies, Inc., both of which manufacture and sell electronic components and products. Mr. O'Brien has also held a Corporate Controller's position for Andin International, a jewelry manufacturing company. Mr. O'Brien has also acted as an acted as an independent financial consultant to various private corporations.

         ROBERT WEBB has served as Vice President of marketing for NUWAVE since September 1995. From June 1995 to September 1995, Mr. Webb acted as an independent consultant to various private corporations. From July 1994 to March 1995, he was Vice President of new product development for Studio Magic, Inc. From October 1973 to October 1993, he was employed by and succeeded to General Manager, GSD of Grass Valley/Tektronix, a company that produces broadcast television equipment. Mr. Webb began his career as an engineer designing television systems for the United States government and was on the design team that completed the first digital television. He was also Founder and President of World Video, the first company to produce a monitor using the Trinton picture tube.

COMPENSATION OF EXECUTIVE OFFICERS

         The following table sets forth the annual and long-term compensation paid by our company for services performed on our company's behalf for the three fiscal years ended December 31, 2001, with respect to those persons who were, as of December 31, 2001, our Chief Executive Officer and our executive officers who received more than $100,000 in compensation for fiscal 2001.

                           SUMMARY COMPENSATION TABLE

                                                                                                 LONG TERM
                                                  ANNUAL COMPENSATION                       COMPENSATION AWARDS
                                                                                       SECURITIES
                                                                                       UNDERLYING
                                                                                         OPTIONS
            NAME AND                                                 OTHER ANNUAL        (NUMBER        ALL OTHER
       PRINCIPAL POSITION           YEAR     SALARY       BONUS      COMPENSATION      OF SHARES)      COMPENSATION
       ------------------           ----     ------       -----      ------------      ----------      ------------
Gerald Zarin, President and         2001    $161,000        0             $0             200,000            $0
Chief Executive Officer             2000    $140,000     $50,000          $0                   0            $0
                                    1999    $120,000     $25,000          $0              50,000            $0
Jeremiah F. O'Brien, Chief          2001    $120,000        0             $0              50,000            $0
Financial Officer, Vice             2000    $114,000     $25,000          $0                   0            $0
President and Secretary             1999    $100,000     $10,000          $0              20,000            $0
Robert Webb, Vice President,        2001    $125,000        0             $0                   0            $0
Marketing/Technical Development     2000    $119,000     $25,000          $0                   0            $0
                                    1999    $108,000     $10,000          $0              20,000            $0


EMPLOYMENT AGREEMENTS

         Mr. Zarin entered into an employment agreement with the Company, dated as of April 2000, pursuant to which he agreed to serve as the Company's President and Chief Executive Officer through December 31, 2007 after which time the Employment Agreement shall automatically continue for additional one year periods (the "Renewal Terms") unless either Zarin or the Corporation notifies the other at least six months prior to the end of the initial or any Renewal

Term. The agreement provided for an initial salary of $120,000 per year, which was increased to $150,000 on May 11, 2001. Mr. Zarin's base salary was voluntarily decreased to $137,500 in March 2002. Mr. Zarin is also entitled to an annual bonus based on the performance of the Corporation equal (i) 50% of his base compensation if the Company's net profits before taxes are equal to projections be approved by the Company's Board of Directors, (ii) 75% of his base compensation if the Company net profits before taxes are equal to 105% of such projections, and (iii) 100% of his base compensation if the Company's net profits before taxes are equal to 115% of such projections. Mr. Zarin can terminate the agreement upon 180 days notice. The Company can terminate the agreement for good cause at any time. If the Company elects not to renew the Agreement and has given proper notification, Mr. Zarin will receive on the date of termination an amount equal to 150% of his base compensation his entitled performance bonus and an amount equal to the average of any discretionary bonus paid if the preceding two calendar years (the "Termination Bonuses"). If the Company otherwise terminates the agreement without cause, or otherwise materially breaches the agreement prior to December 31, 2005, Mr. Zarin will receive a single payment equal to the remaining payments he would have been entitled to receive during the unexpired portion of the agreement, an additional two years base compensation and any termination bonuses. If the Company otherwise terminates the agreement without cause, or otherwise materially breaches the agreement after December 31, 2005, Mr. Zarin will receive a single payment equal to the remaining payments he would have been entitled to receive during the unexpired portion of the agreement, an additional three years base compensation and any termination bonuses. Pursuant to an earlier employment agreement Mr. Zarin was granted an option purchase 200,000 shares of Common Stock at $1.50 per share. The option expires December 31, 2005, and terminates if Mr. Zarin voluntarily leaves the Company or the employment agreement is terminate by the Company for good cause.

         On September 11, 1995, we entered into an employment agreement with Robert Webb, pursuant to which Mr. Webb was appointed Vice President-Marketing. In March 1997, his title was changed to Vice President-Marketing/Technical Development in order to more accurately reflect his duties. The employment agreement continued until March 31, 1996 and thereafter has been continuing for successive 3-month periods. Mr. Webb's base salary for 2002 is $70,000. In connection with his employment agreement, Mr. Webb received options to purchase 70,000 shares of our common stock at $1.50 per share.

         In connection with services performed by Mr. O'Brien, on July 17, 1995, he received 5,000 shares of our common stock valued at $.01 per share and has been granted options to purchase 25,000 shares of our common stock at $1.50 per share and 5,000 shares of our common stock at $2.00 per share. Mr. O'Brien's base salary for 2002 is $110,000.

DIRECTORS' COMPENSATION

         Directors who are not employees of the Company are entitled to a fee of $2,500 per year and $500 per meeting attended (other than telephonic meetings) for serving on the Board of Directors. Each director is also reimbursed for expenses incurred in connection with attendance at meetings of the Board of Directors. For the fiscal year ended December 31, 2001, Messrs. Bohn, Gramley and Sarubbi received compensation of $1,500 for attendance at non-telephonic board meetings.

         The 1996 Non-Employee Director Stock Option Plan (the "Director Stock Option Plan") provides for the automatic grant to each individual elected, re-elected or continuing as a non-employee director of our company of a stock option for 5,000 shares of our common stock at an option exercise price equal to the fair market value of our common stock on the date of grant. 235,000 shares have been reserved for issuance under the Director Stock Option Plan. At December 31, 2001, options for an aggregate of 213,000 shares of our common stock exercisable at prices ranging from $0.81 to $6.75 per share expiring from May 3, 2003 to January 3, 2011 were outstanding under the Director Stock Option Plan.

         For a description of consulting fees paid to Messrs. Bohn and Sarubbi, see "Certain Relationships and Related Transactions."

BOARD AND COMMITTEE MEETINGS

         Our Board of Directors held six meetings during the fiscal year ended December 31, 2001. During 2001, no member of the Board of Directors attended fewer than 75% of the aggregate of (i) the total number of meetings of the Board of Directors held during the period for which he has been a director and (ii) the total number of meetings held by all committees on which he served.

         The Board of Directors has a standing Audit Committee and a standing Compensation Committee. The Audit Committee met three times and the Compensation Committee met once during the fiscal year ended December 31, 2001.

         Messrs. Bohn, Gramley and Sarubbi comprise the Audit Committee. This Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the results of the audit engagement, approves professional services provided by the independent accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees, and reviews the adequacy of our internal accounting controls. The Audit Committee operates under a formal written charter.

         Messrs. Bohn and Gramley comprise the Compensation Committee. The Compensation Committee makes recommendations to the Board regarding the executive and employee compensation programs of our company.

1996 STOCK INCENTIVE PLAN FOR EMPLOYEES AND CONSULTANTS

         As of January 31, 1996, we adopted the 1996 Stock Incentive Plan for Employees and Consultants, pursuant to which stock options (both Nonqualified Stock Options and Incentive Stock Options), stock appreciation rights and restricted stock may be granted to key employees and consultants. The purpose of the Employee Stock Incentive Plan is to provide our employees and consultants with an increased incentive to make significant and extraordinary contributions to the long-term performance and growth of our company, to align the interest of employees and consultants with the interests of the stockholders of our company, and to attract and retain employees and consultants of exceptional ability.

         As of July 10, 2002, we have granted options to purchase a total of 1,413,000 shares of our common stock at prices ranging from $0.61 to $6.88 per share under the Employee Stock Incentive Plan.

OPTION GRANTS IN LAST FISCAL YEAR

         The number of shares available for grant under our 1996 Stock Incentive Plan for Employees and Consultants is 70,000. Options for an aggregate of 1,135,000 shares have been granted under the Employee Stock Option Plan. During our 2001 fiscal year, options covering an aggregate of 320,000 shares of our common stock were granted under our Employee Stock Option Plan to three persons at exercise prices ranging from $0.61 to $1.05 per share. During the first three months of 2002, no options were granted.

         The following table sets forth all grants of options for our Common Stock to the Named Executive Officers of the company during fiscal 2001.

                 OPTION GRANTS FOR YEAR ENDED DECEMBER 31, 2001

                       (INDIVIDUAL GRANTS IN FISCAL YEAR)

                                  NUMBER OF           PERCENT OF
                                  SECURITIES         TOTAL OPTIONS         EXERCISE
                                  UNDERLYING           GRANTED TO             PRICE              EXPIRATION
           NAME                    OPTIONS              EMPLOYEES         PER SHARE (1)             DATE
           ----                   ----------         -------------        -------------       -----------------
Gerald Zarin                      150,000                 42.8                $0.79             June 12, 2006
                                   50,000                 14.3                $0.79           December 31, 2001
Jeremiah F. O'Brien                50,000                 14.3                $0.79             June 12, 2006
Robert Webb                         -0-                    -0-                 -0-                   -0-
                                  ----------         -------------
TOTAL                             255,000                61.4%
                                  ==========          ===========

_________________
(1) All grants of options have been made with exercise prices equal to fair value at date of grant.

                   OPTION EXERCISES AND YEAR-END OPTION VALUES

         No options were exercised in fiscal year 2001 by any of the Named Executive Officers. The following table sets forth, as of December 31, 2001, the number of stock options and the value of unexercised stock options held by the Named Executive Officers.

           AGGREGATED OPTION EXERCISES IN YEAR ENDED DECEMBER 31, 2001
                           AND YEAR-END OPTION VALUES

                                       NUMBER OF SECURITIES                      VALUE OF UNEXERCISED
                                      UNDERLYING UNEXERCISED                   IN-THE-MONEY OPTIONS (1)
            NAME                   OPTIONS AT DECEMBER 31, 2001                  AT DECEMBER 31, 2001
            ----                  --------------------------------        ---------------------------------
                                  EXERCISABLE        UNEXERCISABLE        EXERCISABLE         UNEXERCISABLE
Gerald Zarin                        785,000                0                $35,000                 $0
Robert Webb                         110,000                0                   $0                   $0
Jeremiah F. O'Brien                 175,000                0                $13,000                 $0
                                  ---------                                --------
TOTAL                             1,170,000                                 $48,000
                                  =========                                ========


______________________
(1) The dollar value of the unexercised options has been calculated by determining the difference between the fair market value of the securities underlying the options and the exercise price of the option at fiscal year-end.

EXECUTIVE COMPENSATION PROGRAM

         Our executive compensation program consists of base salary, periodic incentive compensation and long-term equity incentives in the form of stock options. Executive officers also are eligible to participate in certain benefit programs which are generally available to all of our employees, such as medical insurance programs. In addition to the basic medical insurance program, the executive officers are eligible to participate in an enhanced medical insurance program which is available only to our executive officers.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Since 1996, Mr. Edward Bohn, a director of our company, has been acting as a consultant to us from time to time on matters specified by our President. In March 1997, Mr. Bohn entered into a consulting agreement with us pursuant to which he agreed to act as our consultant at a rate of $1,000 per day with a maximum of $2,750 per week regardless of the actual time spent on our behalf. For the years ended December 31, 2001 and 2000, Mr. Bohn received $0 and $2,800, respectively on account of such consulting services.

         Since 1996, Mr. Joseph A. Sarubbi, a director of our company, has been acting as a consultant to us from time to time on matters specified by our President. In that connection he has received compensation on a per diem basis of $1,000 per day. For the years ended December 31, 2001 and 2000, Mr. Sarubbi received $0 and $3,000, respectively, on account of such consulting services.

                      PRINCIPAL STOCKHOLDERS AND SECURITY
                             OWNERSHIP OF MANAGEMENT

         The table below is based on information obtained from the persons named therein with respect to the shares of Common Stock beneficially owned, as of July 10, 2002 (except as noted below), by (i) each person known by the Company to be the owner of more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) each executive officer of the Company, and
(iv) all executive officers and directors of the Company as a group.

                                                                                               PERCENTAGE OF
                                                            AMOUNT AND NATURE OF            OUTSTANDING SHARES
NAME AND ADDRESS OF BENEFICIAL OWNER (1)                  BENEFICIAL OWNERSHIP (2)                 OWNED
----------------------------------------                  ------------------------          ------------------
Gerald Zarin                                                     1,238,000 (3)                      8.5%
Edward Bohn                                                        107,000 (4)                      0.78
Lyle Gramley                                                        63,000 (5)                      0.46
Joseph A. Sarubbi                                                   78,000 (6)                      0.57
Jeremiah F. O'Brien                                                183,000 (7)                      1.32
Robert Webb                                                        110,000 (8)                      0.80
All executive officers and directors as a group                  1,779,000 (9)                     11.94
(6 persons)



(1) Unless otherwise noted, the address of the beneficial owner is: c/o NUWAVE Technologies, Inc., One Passaic Ave., Fairfield, NJ 07004.
(2) The number of shares of Common Stock beneficially owned by each person is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares of Common Stock which the individual has the right to acquire within 60 days after May 17, 2002 through the exercise of any stock option, warrant or other right. The inclusion herein of any shares of Common Stock deemed beneficially owned does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.
(3) Includes 785,000 shares subject to exercisable options.
(4) Includes 102,000 shares subject to exercisable options.
(5) Includes 43,000 shares subject to exercisable options.
(6) Includes 43,001 shares subject to exercisable options.
(7) Includes (i) 125,000 shares subject to exercisable options and (ii) 2,500 shares subject to exercisable warrants held by Mr. O'Brien's wife, as to which Mr. O'Brien disclaims beneficial interest.
(8) Includes 110,000 shares subject to exercisable options.
(9) See footnotes (3) through (8) above.

                            DESCRIPTION OF SECURITIES

COMMON STOCK

         The holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of our directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of common stock are entitled to receive ratably such dividends when, as and if declared by the Board of Directors out of funds legally available for that purpose. In the event of liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders our of common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock. All of the outstanding shares of our common stock are validly issued, fully paid and nonassessable. As of July 10, 2002 40,000,000 shares of common stock were authorized, of which 13,556,197 shares were issued and outstanding.

PREFERRED STOCK

         Of the 2,000,000 shares of Preferred Stock authorized, 1,000,000 shares have been designated as Series A Convertible Preferred Shares, none of which are outstanding. In 1995, we sold 600,000 shares of our Series A Convertible Preferred Shares, which shares were converted into 600,000 shares of our common stock in 1996. The Series A Convertible Preferred Shares are convertible into common stock on a one-to-one basis. The remaining 1,000,000 shares of Preferred Stock not designated may have such preferences and rights as the Board of Directors may designate.

CLASS A REDEEMABLE WARRANTS

         The following discussion is a summary of certain terms and provisions of the Class A Redeemable Warrants contained in the Warrant Agreement, dated May 15, 1998, between the Company and American Stock Transfer & Trust Company (the "Warrant Agreement"). As such, it is qualified in its entirety by reference to the Warrant Agreement.

         Each Class A Warrant entitles the holder to purchase one share of Common Stock at any time until May 11, 2003 at an exercise price of $3.24 (the "Exercise Price"), subject to adjustment in certain circumstances to prevent dilution. The Class A Warrants may be exercised in whole or in part, at any time and from time to time until May 11, 2003 through a cash or cashless exercise. Unless exercised, the Class A Warrants will automatically expire on May 11, 2003.

         Under the Warrant Agreement, the Company agreed to use its best effort to file a registration statement under the Securities Act, registering the Class A Warrants and the shares of Common Stock underlying the Class A Warrants, upon demand, after December 9, 1998, and use its best efforts to have the registration statement declared effective by the Commission as soon as possible thereafter (the "Effective Date"). In the event the registration statement is not declared effective within 60 days after a demand for registration, the then number of Class A Warrants shall be increased by two percent (2%), effective as of the end of such 60 day period and by an additional two percent (2%) on each one month anniversary thereafter, until such time that the number of Class A Warrants should equal 120% of the original number of Class A Warrants. The Company agrees to keep the registration statement effective until expiration of the Class A Warrants.

         The Class A Warrants are subject to redemption by the Company at $.01 per Class A Warrant at any time commencing 12 months after the Effective Date, or earlier with the prior written consent of Janssen-Meyers, on not less than 30 days prior written notice to the holders of the Class A Warrants, provided the average closing bid quotation of the Common Stock as reported on the Nasdaq SmallCap Market, if traded thereon, or, if not traded thereon, the average closing bid quotation of the Common Stock if listed on a national securities exchange (or other reporting system that provides last sale prices), has been at least 250% of the then current Exercise Price of the Class A Warrants, for a period of 30 consecutive trading days ending on the day prior to the date on which the Company gives notice of redemption. The Class A Warrants will be exercisable until the close of business on the day immediately preceding the date fixed for redemption.

         The Class A Warrants were originally issued between May 19, 1998 and June 9, 1998 in connection with a private equity placement by the Company in which Janssen-Meyers acted as the Company's placement agent. See "Management's Discussion and Analysis or Plan of Operation--Liquidity and Capital Resources."

CLASS B COMMON STOCK PURCHASE WARRANTS

         The following discussion is a summary of certain terms and provisions of the Class B Common Stock Purchase Warrants contained in the Warrant Agreement, dated March 10, 2000, between us and American Stock Transfer & Trust Company. As such, it is qualified in its entirety by reference to the Warrant Agreement.

         Each Class B Warrant entitles the holder to purchase one share of our common stock at any time until March 14, 2003 at an exercise price of $3.95 (the "Exercise Price"), subject to adjustment in certain circumstances to prevent dilution. The Class B Warrants may be exercised in whole or in part, at any time and from time to time until March 14, 2003 through a cash exercise. Unless exercised, the Class B Warrants will automatically expire on March 14, 2003.

         Under the Warrant Agreement, we agreed to use our best effort to file a registration statement under the Securities Act, registering the Class B Warrants and the shares of our common stock underlying the Class B Warrants, upon demand, after 90 days following the closing of the private placement, and use our best efforts to have the registration statement declared effective by the Commission as soon as possible thereafter. In the event the registration statement is not declared effective within 90 days after a demand for registration, the then number of Class B Warrants shall be increased by two percent (2%), effective as of the end of such 90 day period and by an additional two percent (2%) on each one month anniversary thereafter, until such time that the number of Common Stock Purchase Warrants should equal 120% of the original number of Class B Warrants. We agree to keep the registration statement effective until expiration of the Class B Warrants. This registration statement is being filed at the demand of the warrantholders.

         The Class B Warrants are subject to redemption by us at $.01 per Class B Warrant at any time commencing 12 months after the effective date of the registration statement, or earlier with the prior written consent of Roan-Meyers, on not less than 30 days prior written notice to the holders of the Common Stock Purchase Warrants, provided the average closing bid quotation of our common stock as reported on the Nasdaq SmallCap Market, if traded thereon, or, if not traded thereon, the average closing bid quotation of our common stock if listed on a national securities exchange (or other reporting system that provides last sale prices), has been at least 250% of the then current exercise price of the Common Stock Purchase Warrants, for a period of 30 consecutive trading days ending on the day prior to the date on which we give notice of redemption. The Common Stock Purchase Warrants will be exercisable until the close of business on the day immediately preceding the date fixed for redemption.

DIVIDENDS

         To date, we have not declared or paid any dividends on our common stock. The payment by us of dividends, if any, is within the discretion of the Board of Directors and will depend on our earnings, if any, our capital requirements and financial condition, as well as other relevant factors. The Board of Directors does not intend to declare any dividends in the foreseeable future, but instead intends to retain earnings for use in our business operations.

TRANSFER AGENT AND WARRANT AGENT

         The transfer agent for the common stock is, and the warrant agent for the common stock purchase warrants is, American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York.

                              SELLING STOCKHOLDERS

         The following table presents information regarding the selling stockholders based upon information furnished by them.

         In accordance with various stock purchase agreements and warrant agreements, we have agreed with the selling stockholders to register shares of common stock presently owned by them and also shares of common stock underlying outstanding Warrants. We also agreed to use our best efforts to keep the registration statement effective until all the Warrants expire. Our registration of the shares does not necessarily mean that the selling stockholder will sell all or any of the shares.

         The shares offered by this prospectus may be offered from time to time by the stockholders listed in the following table. Each selling stockholder will determine the number of shares he may sell and the timing of his sales. Because the selling stockholders may offer all, some or none of their shares, no definitive estimate as to the number of shares thereof that will be held by the selling stockholders after such offering can be provided, and the following table has been prepared on the assumption that all shares of common stock offered under this prospectus will be sold.

                                                            BEFORE THE                  AFTER THE
                                                             OFFERING                   OFFERING
                                                      TOTAL            NUMBER OF        NUMBER OF
                                                NUMBER OF SHARES       SHARES OF        SHARES OF
                                                 OF COMMON STOCK     COMMON STOCK     COMMON STOCK
NAME OF BENEFICIAL OWNER 1/                            HELD              OFFERED           HELD
--------------------------                      ----------------     -------------    ------------
Jeffrey Berns                                      35,896                35,896            -0-
Steve Brandenberg IRA                              50,000                50,000            -0-
Michael Carr                                       46,667 2/             46,667            -0-
Frank Essner                                       19,166                16,666         2,500
David Filer                                         5,535                 5,535            -0-
First Montauk Financial Group                       7,500 3/              7,500            -0-
John Garell                                        13,500                13,500            -0-
Victor Goldfluss                                    4,049 2/              4,049            -0-
Robert Halprin                                     16,667                16,667            -0-
Roger Hermes                                       76,000                61,000        15,000
Peter Janssen                                     409,183 2/            409,183            -0-
Barry Kaplan Associates                           100,000 4/            100,000            -0-
Imtiaz Khan                                       202,509 2/            202,509            -0-
Jack Kneafsey                                     597,619 5/            597,619            -0-
Andrea Kramer                                      26,961 2/             26,961            -0-
Kuekenhof Equity Fund LP                          360,000               360,000            -0-
Kuekenhof Partners LP                             240,000               240,000            -0-
Chris Markowski                                     3,108 2/              3,108            -0-
Michael Markowski                                   3,108 2/              3,108            -0-
Bruce Meyers                                      214,006 2/            214,006            -0-
Ronald Mottl                                       15,000                15,000            -0-
Kevin Novack                                        5,069                 5,069            -0-
Ernest Pellegrino                                  22,500 6/             22,500            -0-
Peter Rettman                                      50,000                50,000            -0-


                                       29

(TABLE CONT'D)
                                                            BEFORE THE                  AFTER THE
                                                             OFFERING                   OFFERING
                                                      TOTAL            NUMBER OF        NUMBER OF
                                                NUMBER OF SHARES       SHARES OF        SHARES OF
                                                 OF COMMON STOCK     COMMON STOCK     COMMON STOCK
NAME OF BENEFICIAL OWNER 1/                            HELD              OFFERED           HELD
--------------------------                      ----------------     -------------    ------------
Roan-Meyers Associates                             46,851 2/             46,851            -0-
Roan-Meyers Associates L.P.                       651,269 2/, 7/        651,269            -0-
Jorge Rodriguez                                    20,000                20,000            -0-
Brandon Ross/Kalt                                   2,882 2/              2,882            -0-
Doug Russell                                       20,000                20,000            -0-
Tom Stephens                                       26,740                25,000         1,740
Lore E. Stone Trust                               200,000               200,000            -0-
Michael Stone                                     116,666               116,666            -0-
Ronald Suster                                     200,000               200,000            -0-
Tammy Truong                                       23,468 2/             23,468            -0-
F. Bradford Wilson                                 83,333                83,333            -0-


(1) Unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.
(2)    Underlies placement agent unit warrants.
(3)    Includes 7,500 shares underlying warrants.
(4)    Includes 100,000 shares underlying warrants.
(5)    Includes 50,000 shares underlying warrants.
(6)    Includes 22,500 shares underlying warrants.
(7)    Includes 500,000 shares underlying warrants.

         None of the selling stockholders has had a material relationship with our company or any of our affiliates within the past three years other than as a result of the ownership of the securities offered or as a result of entering into purchase agreements other than Roan-Meyers Associates L.P., which serves as a non-exclusive financial advisor to the company and has acted as placement agent for prior placements on behalf of the company.

         The placement agent unit warrants were issued to Roan-Meyers Associates for acting as placement agent in connection with private placements in 1998 and 2000. These warrants were subsequently transferred to persons who had an affiliation or association with Roan-Meyers Associates. The warrants in the 1998 placement are exercisable at $3.95 per share through May 11, 2003, and the warrants in the 2000 placement are exercisable at $3.24 per share through March 14, 2005. However, the exercise price of the 1998 and the 2000 placement warrants has been reduced to $0.30 per share for a period of sixty days after the effective date of this prospectus.

         The securities offered hereby by the selling stockholders have been acquired or will be acquired pursuant to the private placement agreements. In accordance with the private placement agreements or the stock purchase warrant agreements, as the case may be, we agreed to register the securities for resale by the selling stockholders to permit such resales from time to time in the market or in privately-negotiated transactions.

         We have agreed to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration of the securities.

                              PLAN OF DISTRIBUTION

         The selling stockholders have advised us that, prior to the date of this prospectus, they have not made any agreement or arrangement with any underwriters, brokers or dealers regarding the distribution and resale of the securities. If we are notified by a selling stockholder that any material arrangement has been entered into with an underwriter for the sale of the securities, a supplemental prospectus will be filed to disclose such of the following information as we believe appropriate:

     o    the name of the participating underwriter;

     o    the number of the securities involved;

     o the price at which the securities are sold, the commissions paid or discounts or concessions allowed to such underwriter; and

     o    other facts material to the transaction.

         We expect that the selling stockholders will sell their securities covered by this prospectus through customary brokerage channels, either through broker-dealers acting as agents or brokers for the seller, or through broker-dealers acting as principals, who may then resell the securities in the over-the-counter market, or at private sale or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. We expect the selling stockholders to sell their warrants, if at all, through private sales. The selling stockholders may effect such transactions by selling the securities to or through broker-dealers, and such broker-dealers may receive compensation in the form of concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom they may act as agent (which compensation may be in excess of customary commissions). The selling stockholders and any broker-dealers that participate with the selling stockholders in the distribution of the securities may be deemed to be underwriters and commissions received by them and any profit on the resale of the securities positioned by them might be deemed to be underwriting discounts and commissions under the Securities Act. There can be no assurance that any of the selling stockholders will sell any or all of the securities offered by them hereunder.

         Sales of the shares of common stock on the Nasdaq SmallCap Market or other trading system may be made by means of one or more of the following:

     o a block trade in which a broker or dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a dealer as principal and resale by such dealer for its account pursuant to this prospectus; and

     o ordinary brokerage transactions and transactions and transactions in which the broker solicits purchasers.

In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate.

         The holders of the placement agent unit warrants, which warrants are subject to a reduction in the exercise price for a period of 60 days after the date of this prospectus, have advised us that during the reduced exercise period they would exercise their warrants only for cash, and not request a "cashless" exercise, that they have not entered into any agreement with any underwriters, brokers or dealers with respect to selling their underlying shares, that they and any broker-dealers which participate with them in the distribution of the underlying shares may be deemed to be underwriters and commissions received by them and any profit on the resale of such shares by them might be deemed to be underwriting discounts or commissions under the Securities Act.

         The selling stockholders are not restricted as to the price or prices at which they may sell their shares. Sales of shares at less than market prices may depress the market price of our common stock. Moreover, the selling stockholders are not restricted as to the number of shares which may be sold at any one time.

         Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. The selling stockholders are advised to ensure that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling stockholders are registered to sell securities in all fifty states. In addition, in certain states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

         We will pay all the expenses incident to the registration, offering and sale of the shares of common stock to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act. We estimate that the expenses of the offering to be borne by us will be approximately $50,000.

         The selling stockholders should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by the selling stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Registration M, the selling stockholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of common stock of NUWAVE while such selling stockholders are distributing shares covered by this prospectus. The selling stockholders are advised that if a particular offer of common stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then, to the extent required, a post-effective amendment to the accompanying registration statement must be filed with the Securities and Exchange Commission.

                                  LEGAL MATTERS

         Legal matters in connection with the validity of the shares of common stock offered hereby will be passed upon for us by Thelen Reid & Priest LLP, New York, New York.

                                     EXPERTS

         The balance sheet of the company as of December 31, 2001, and the related statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 2001, included in this Prospectus and in the related Registration Statement, have been audited by Eisner LLP, independent accountants, as stated in their report appearing herein, and are included in reliance on the report of such firm given in their authority as experts in accounting and auditing.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

         We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our common stock and us, please review the registration statement, including exhibits, schedules and reports filed as a part of the registration statement. Statements in this prospectus about the contents of any contract or other document filed as an exhibit to the registration statement, set forth the material terms of contracts or other documents but are not necessarily complete, and in each instance reference is made to the copy of that document filed as an exhibit to the registration statement, and each of these statements are qualified in all respects by such reference. The registration statement, including the exhibits and schedule thereto, may be inspected without charge at the principal office of the public reference facilities maintained by the Securities and Exchange Commission at Room 1024 at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; or at its offices at Northwest Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661; or 233 Broadway, 13th Floor, New York, New York 10279. Copies of this material can also be obtained at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC, including our company. The common stock of our company is quoted on the Nasdaq SmallCap Market.

                            NUWAVE TECHNOLOGIES, INC.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                            PAGE(S)
Report of Independent Accountants.......................................................................       F-2

Balance Sheet as of December 31, 2001...................................................................       F-3

Statements of Operations for the two years ended December 31, 2001......................................       F-4

Statements of Stockholders' Equity for two years ended December 31, 2001................................       F-5

Statements of Cash Flows for the two years ended December 31, 2001......................................       F-6

Notes to Financial Statements...........................................................................   F-8 - F-16

Condensed Balance Sheets as of March 31, 2002 (unaudited) and December 31, 2001.........................      F-17

Condensed Statements of Operations for the three months ended March 31, 2002
         (unaudited) and March 31, 2001 (unaudited).....................................................      F-18

Condensed Statements of Cash Flows for the three months ended March 31, 2002
         (unaudited) and March 31, 2001 (unaudited).....................................................      F-19

Notes to Condensed Financial Statements.................................................................      F-20


REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholders
NUWAVE Technologies, Inc.
Fairfield, New Jersey

We have audited the accompanying balance sheet of NUWAVE Technologies, Inc as of December 31, 2001, and the related statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NUWAVE Technologies, Inc. as of December 31, 2001, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Eisner LLP

Florham Park, New Jersey
March 5, 2002

With respect to the last paragraph of Note 1
April 15, 2002

                            NUWAVE TECHNOLOGIES, INC.

                                  BALANCE SHEET
                        (In thousands, except share data)

                                     ASSETS
                                                                                   December 31,
                                                                                       2001
                                                                                   ------------
Current assets:

    Cash and cash equivalents                                                      $      1,011

    Accounts receivable, net                                                                138

    Inventory                                                                               413

    Prepaid expenses and other current assets                                               179
                                                                                   ------------
                          Total current assets                                            1,741

Property and equipment                                                                       82

Other assets                                                                                 30

Deferred tax benefit                                                                        280
                                                                                   ------------
                          Total assets                                             $      2,133
                                                                                   ============
                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

    Accounts payable and accrued liabilities                                       $        846
                                                                                   ------------
                          Total liabilities                                                 846
                                                                                   ------------
Commitments and contingencies

Stockholders' equity:

    Series A Convertible Preferred Stock, noncumulative, $.01 par value;
       authorized 400,000 shares; none issued

    Preferred stock, $.01 par value; authorized 1,000,000 shares; none issued
       (preferences and rights to be designated by the Board of Directors)

    Common stock, $.01 par value; authorized 40,000,000 shares;                             114
       11,402,651 shares issued and outstanding at December 31, 2001

    Additional paid in capital                                                           25,613

    Accumulated deficit                                                                 (24,440)
                                                                                   ------------
                          Total stockholders' equity                                      1,287
                                                                                   ------------
                          Total liabilties and stockholders' equity                $      2,133
                                                                                   ============

    The accompanying notes are an integral part of these financial statements

                            NUWAVE TECHNOLOGIES, INC.

                            STATEMENTS OF OPERATIONS
                 (In thousands, except share and per share data)

                                                                                      Year              Year
                                                                                     ended              ended
                                                                                  December 31,      December 31,
                                                                                      2001              2000
                                                                                 ---------------    ---------------
Net sales                                                                        $          505     $           14
Cost of sales                                                                              (308)                (4)
                                                                                 ---------------    ---------------
                                                                                            197                 10
                                                                                 ---------------    ---------------
Operating expenses:

Research and development expenses                                                        (1,165)            (1,183)

General and administrative expenses                                                      (3,699)            (3,314)
                                                                                 ---------------    ---------------
                                                                                         (4,864)            (4,497)
                                                                                 ---------------    ---------------
                Loss from operations                                                     (4,667)            (4,487)
                                                                                 ---------------    ---------------
Other income (expense):

                Interest income                                                              88                274

                Interest expense                                                            (12)               (10)
                                                                                 ---------------    ---------------
                                                                                             76                264
                                                                                 ---------------    ---------------
Net loss before benefit (provision) for income taxes                                     (4,591)            (4,223)

                Benefit (provision) for income taxes                                        318                (66)
                                                                                 ---------------    ---------------
                Net loss                                                         $       (4,273)    $       (4,289)
                                                                                 ===============    ===============
Basic and diluted loss per share:

                Weighted average number of
                common shares outstanding                                            10,749,404         10,135,345
                                                                                 ===============    ==============
                Basic and diluted loss per share                                 $        (0.40)    $        (0.42)
                                                                                 ===============    ===============


    The accompanying notes are an integral part of these financial statements

                            NUWAVE TECHNOLOGIES, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                        (In thousands, except share data)

                                                                                                              TOTAL
                                                   COMMON STOCK            ADDITIONAL      ACCUMULATED    STOCKHOLDERS'
                                              SHARES          AMOUNT     PAID-IN CAPITAL     DEFICIT         EQUITY


   Balance at December 31, 1999               8,468,889   $          85  $      18,699   $     (15,878)  $       2,906

2,088,608 Common shares issued with
   1,044,304 warrants to
   purchase common shares in connec-
   tion with a private placement..........    2,088,608              21          6,579                           6,600

Costs incurred in connection with
   private placement......................                                      (1,107)                         (1,107)

Warrants to purchase common stock
   issued in connection with
   consulting agreements..................                                         311                             311

Options issued at less than market........                                          45                              45

232 Common shares issued in
   connection with the exercise of
   stock warrants.........................          232                              1                               1

Net loss for the year ended
   December 31, 2000......................                                                      (4,289)         (4,289)
                                             ----------   -------------  -------------   -------------   -------------

Balance at December 31, 2000                 10,557,729   $         106  $      24,528   $     (20,167)  $       4,467

Common shares issued in
   connection with the exercise of
   844,922 warrants.......................      844,922               8            837                             845

Options and warrants to purchase
   common stock issued in connection
   with consulting agreements.............                                         248                             248

Net loss for the year ended
   December 31, 2001......................                                                      (4,273)         (4,273)
                                             ----------   -------------  -------------   -------------   -------------
Balance at December 31, 2001..............   11,402,651   $         114  $      25,613   $     (24,440)  $       1,287
                                             ==========   =============  =============   =============   =============



    The accompanying notes are an integral part of these financial statements

                            NUWAVE TECHNOLOGIES, INC.

                            STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                          Year            Year
                                                                         Ended            Ended
                                                                      December 31,    December 31,
                                                                          2001            2000
                                                                     -------------    --------------
Cash flows from operating activities:
     Net loss                                                        $      (4,273)   $      (4,288)

     Adjustments to reconcile net loss to net cash used in operating activities:

     Provision for doubtful accounts                                            43

     Depreciation expense                                                       48               72

     Amortization and impairment of website development costs                  144               35

     Amortization and impairment of software development costs                 152

     Increase in accounts receivable                                          (181)

     Increase in inventory                                                    (368)              (4)

     Decrease (increase) in prepaid expenses and
     other current assets                                                      113             (196)

     Decrease in other assets                                                   25               10

     (Increase) decrease in deferred tax benefits                              (40)             668

     Increase in accounts payable and accrued liabilities                      429              143

     Extension of expiration date of stock
     options at less than current market price                                                   45

     Issuance of options and warrants in connection
     with consultant agreements                                                248              311
                                                                     -------------   --------------

                        Net cash used in operating activities               (3,660)          (3,204)
                                                                     --------------  --------------

Cash flows from investing activities:


     Purchase of property and equipment                                        (21)            (80)

     Capitalized software and website development costs                                        (331)
                                                                     -------------   --------------

                        Net cash used in investing activities                  (21)            (411)
                                                                     --------------  --------------



    The accompanying notes are an integral part of these financial statements

                            NUWAVE TECHNOLOGIES, INC.

                            STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                 Year             Year
                                                                                 Ended           Ended
                                                                             December 31,     December 31,
                                                                                  2001             2000
                                                                             -------------    -------------
Cash flows from financing activities:

      Proceeds from equity offering                                                                   6,600

      Costs incurred for equity offerings and warrants                                               (1,108)

      Issuance of common stock in connection with
      exercise of warrants                                                             845                1
                                                                             -------------    -------------

      Net cash provided by financing activities                                        845            5,493
                                                                             -------------    -------------

      Net (decrease) increase in cash and cash equivalents                          (2,836)           1,878

Cash and cash equivalents at the beginning of the period                             3,847            1,969
                                                                             -------------    -------------

      Cash and cash equivalents at the end of the period                     $       1,011    $       3,847
                                                                             =============    =============

Supplemental disclosure of cash flow information:


      Interest paid during the period                                        $          12    $          10
                                                                             =============    =============







    The accompanying notes are an integral part of these financial statements

1.       ORGANIZATION AND BUSINESS

         NUWAVE Technologies, Inc. (the Company) was incorporated in Delaware on July 17,1995. Prior to 2001, the Company was a development stage enterprise. The Company's focus to date has been and continues to be on unique technology related to image and video enhancement designed to enrich picture and video output with clearer, more defined detail in texture, color, contrast and tone, at low cost. The Company's initial products can be used by original equipment manufacturers (OEM's) for placement into products that produce images on display screens such as televisions or DVD players, for supplementing and increasing video quality on existing television monitors and video displays via set-top boxes containing our technology, and by individuals over the Internet for improving their personal photographs.

         The Company has developed proprietary video-enhancement technology designed to significantly enhance video output devices with clearer, sharper details and more vibrant colors when viewed on the display screen. This is known as the NUWAVE Video Processor (NVP) technology. In addition the Company has developed patented high speed filtering technology that removes approximately 70% of the picture noise while retaining correct focus (the image and text in the image does not blur). NUWAVE has recently completed development of three product lines based upon its core proprietary technology. These are: 1) the NUWAVE Video Processor (NVP) Technology, 2) Retail Products and 3) Digital Filtering Technology. Each product line is currently being marketed to their respective distribution channels. There is no assurance the Company will achieve significant sales of any of its products or technology. In addition, the Company operates in an environment of rapid change in technology and is dependent upon the services of its employees and its consultants. If the Company is unable to successfully market its NVP and digital filtering technology and related products it is unlikely that the Company could continue its business.

         The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern and realization of assets and settlement of liabilities and commitments in the normal course of business. The Company has incurred substantial losses since its inception and anticipates continued losses from operations. The Company will continue to require infusion of capital (see below) until operations become profitable. In the event, the Company is unable to complete a registration and sale of its Common Stock pursuant to the agreement discussed below, there would be substantial doubt about the ability of the Company to continue as a going concern. These financial statements include no adjustments to assets and liabilities reflecting this potential uncertainty.

         In addition to the capital transactions discussed in Note 9, on April 15, 2002 the Company entered into a $3.0 million Equity Line of Credit with a qualified investor (the "Purchaser"). Provided it is in compliance with the terms of the agreement including the effective registration of shares to be sold, the Company may, at its option, require the investor to purchase up to $300,000 per month of the Company's Common Stock (the "put shares") up to a maximum of $3.0 million over the next two years. The purchase price of the put shares will be 97% of the then Market Price (as defined in the Equity Line of Credit). In addition the Company has issued as a fee to the Purchaser of approximately 242,000 shares of restricted common stock with a fair market value of $150,000. Upon the initial Put and all subsequent Puts, the Purchaser shall receive directly from escrow cash compensation equal to 4% of the gross proceeds of the Put.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The most significant estimates relate to the valuation allowance in connection with deferred tax assets. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include all cash balances, money market instruments, and other highly liquid investments with insignificant interest rate risk and original maturities of three months or less. At December 31, 2001, $1,011,000 of money market accounts and commercial checking accounts, the fair value of which approximate cost, are included in cash and cash equivalents.

INVENTORY

         Inventory is stated at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT

         Property and equipment are recorded at cost less accumulated depreciation. The cost of maintenance and repairs is charged against results of operations as incurred.

         Depreciation is charged against results of operations by an accelerated method over the estimated useful lives of the related assets.

         Sales and retirements of depreciable property are recorded by removing the related cost and accumulated depreciation from the accounts. Gains or losses on sales and retirements of property and equipment are reflected in the results of operations.

REVENUE RECOGNITION

         Revenue is recognized when products are shipped to customers.

RESEARCH AND DEVELOPMENT EXPENSES

         Expenditures for research and development are generally expensed as incurred with the exception of website development costs of $179,000 and software development costs of $152,000 which were capitalized in 2000. During the year December 31, 2001, the Company determined that it would not recover its investment in website and software development costs. Accordingly, the Company wrote off the unamortized costs aggregating $156,000. Additionally, during the years ended December 31, 2001 and December 31, 2000 amortization of the costs aggregated $140,000 and $35,000, respectively.

ADVERTISING EXPENSES

         The Company expenses advertising costs which consist primarily of promotional items, print and digital media. Advertising and promotional expenses charged to operations for the years ended December 31, 2001 and December 31, 2000 amounted to $583,000 and $265,000, respectively.

CONCENTRATIONS

         The Company's financial instruments that are exposed to concentrations of credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents in high quality institutions with three types of accounts,
1) an operating account where the cash balance is in excess of the FDIC insurance limit, 2) a money market fund which invests only in U.S. Government securities and 3) certificates of deposit.

         For the year ended December 31, 2001 three customers accounted for sales of approximately $218,000 (43%), $86,000 (17%) and $61,000 (12%). The
customer representing 43% of sales was located in China and the customer representing 17% of sales was located in the United Kingdom.

         For the year ended December 31, 2001, export sales, which were primarily from the UK and China, amounted to approximately $334,000.

PER SHARE DATA

         The basic per share data has been computed on the basis of the loss for the period divided by the historic weighted average number of shares of common stock outstanding. All potentially dilutive securities have been excluded from the computations since they would be antidilutive. Potentially dilutive securities aggregate 10,648,320 and 11,157,242 shares as of December 31, 2001 and 2000, respectively.

INCOME TAXES

         The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the differences between the tax basis of assets and liabilities and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the differences are expected to reverse.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. This statement specifies that certain acquired intangible assets in a business combination be recognized as assets separately from goodwill and that existing intangible assets and goodwill be evaluated for these new separation requirements. Management does not expect this statement to have a material impact on the Company's financial position or results of operations.

         In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. In addition, this statement requires that goodwill be tested for impairment at least annually at the reporting unit level. Management does not expect this statement to have a material impact on the Company's financial position or results of operations.

         In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is required to implement SFAS No. 143 on January 1, 2003. Management does not expect this statement to have a material impact on the Company's financial position or results of operations.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands the previously existing reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. The Company implemented SFAS No. 144 on January 1, 2002. Management does not expect this statement to have a material impact on the Company's financial position or results of operations.

3.       PROPERTY AND EQUIPMENT

         Property and equipment consist of the following:


                                                                USEFUL LIVES IN       DECEMBER 31,
                                                                      YEARS                2001

        Furniture and Fixtures.............................           10              $    5,000
        Computers..........................................            5                 252,000
        Equipment...... ...................................            5                 100,000
        Automobiles........................................            2                  11,000
                                                                                      $  368,000

           Less, accumulated depreciation..................                              286,000
                                                                                      $   82,000

4.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

         Accounts payable and accrued liabilities consist of the following:

                                                                                      DECEMBER 31,
                                                                                          2001

        Accounts payable...................................                           $ 463,000
        Advance payments from customers....................                             183,000
        Legal and accounting fees..........................                             164,000
        Accrued payroll....................................                              33,000
        Payroll taxes payable..............................                               3,000
                                                                                      ---------
                                                                                      $ 846,000


5.       CAPITAL TRANSACTIONS

COMMON STOCK AND WARRANTS

         On February 14, 2000 in a private equity transaction, the Company issued 2,088,608 shares of the Company's Common Stock and 1,044,304 Redeemable Common Stock Purchase Warrants ("Common Stock Purchase Warrants") for an aggregate purchase price of $6,600,000. Each Common Stock Purchase Warrant entitles the holder thereof to purchase one share of Common Stock at an exercise price per share of $3.95, commencing from March 14, 2000 and expiring on March 14, 2003. The Common Stock Purchase Warrants are subject to redemption by the Company at $.01 per Warrant on not less than 30 days prior written notice to the holders of the Warrants, provided the average closing bid price of the Common Stock has been at least 250% of the then current exercise price of the Warrants for a period of thirty consecutive trading days ending within five days prior to the date on which the Company gives notice of redemption. The placement agent received a commission of 10% ($660,000) of the gross proceeds from the sale of the Units, as well as a 3% non-accountable expense allowance ($198,000) and reimbursement of other costs, including legal expenses relating to the offering ($54,399). In addition, it received as part of its compensation, warrants exercisable until March 14, 2003 to purchase up to 522,152 shares of the Company's Common Stock at a price per share of $3.95.

         In connection with its IPO, the Company issued 2,530,000 Redeemable Common Stock Purchase Warrants (the "IPO Warrants") to purchase an additional 2,530,000 common shares. Initially, the IPO Warrants had an exercise price of $5.50 per share and an expiration date of July 3, 2001. Also in connection with the IPO the Company issued to the underwriter warrants to purchase (i) 220,000 shares of Common Stock and (ii) 220,000 Redeemable Warrants to purchase Common Stock (the "IPO Underwriters Warrants"). The IPO Underwriters Warrants were exercisable at $8.25 with an expiration date of July 3, 2001. In May 2001, the Board of Directors extended the expiration date for the IPO Warrants and the IPO Underwriters Warrants for an additional year to July 3, 2002.

         As a result of subsequent dilutive transactions and in accordance with the provisions of the Warrant Agreement adjustments have been made to the exercise price of the IPO Warrants and to the number of shares issuable on exercise of the Public Warrants. The exercise price has been reduced from $5.50 to $3.99. In addition, for every share of Common Stock the warrant holders were entitled to prior to these dilutive transactions (2,530,000 shares), the warrant holders are now entitled to 1.378 shares (3,486,340 shares). Also, pursuant to the Warrant Agreement, the Company can redeem the IPO warrants in the event that the average closing price of the Company's Common Stock is at least 150% of the then current exercise price of the IPO Warrants for a period of 20 consecutive trading days.

         In 1998 in connection with a consultant agreement, the Company issued warrants to purchase 400,000 shares of common stock to the consultant. The warrants have an exercise price of $4 per share and expire on March 3, 2003. Also in 1998, in conjunction with a private equity placement the Company issued 2,057,207 Class A Redeemable Warrants (Class A Warrants) to purchase 2,057,207 shares of Common Stock at an exercise price of $3.24 per share. The Class A Warrants expire on May 11, 2003.

         In conjunction with the two private equity placements, the placement agent received as part of its compensation 1,987,391 warrants to purchase common shares (the "Placement Agent Warrants"). 1,465,239 Placement Agent Warrants were exercisable at $3.24 with an expiration date of May 11, 2003. 522,152 Placement Agent Warrants were exercisable at $3.95 with an expiration date of March 14, 2003.

         On August 16, 2001, the Company offered to the holders of its placement agent warrants the opportunity to exercise such warrants at a reduced exercise price of $1 per share of common stock. During the period, beginning August 28, 2001 and ending November 12, 2001, the Company received a total of $844,922 and issued a total of 844,922 of its common shares to the holders of its placement agent warrants, who chose to take advantage of this offer. On January 15, 2002 this reduced price offer expired and the original exercise price per share was reinstated.

STOCK OPTIONS

         The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). Under APB No. 25, generally, no compensation expense is recognized in the financial statements in connection with the awarding of stock option grants to employees provided that, as of the grant date, all terms associated with the award are fixed and the quoted market price of the Company's stock, as of the grant date, is not more than the amount an employee must pay to acquire the stock as defined; however, to the extent that stock options are granted to non employees, for goods or services, the fair value of these options is included in operating results as an expense.

         A summary of the Company's stock option activity under its plans (which are discussed below), and related information, is as follows:

                                                                                        WEIGHTED
                                                  NUMBER OF                              AVERAGE         NUMBER OF
                                                   COMMON        EXERCISE PRICE         EXERCISE          SHARES
                                                   SHARES        RANGE PER SHARE          PRICE         EXERCISABLE
                                                  ---------      ---------------        ---------       -----------


Outstanding at December 31, 1999............     1,394,500        $1.50 - $6.88           $3.02          1,199,338
                                                                                                         =========
Granted.....................................        57,500        $1.00 - $2.44           $1.42
Cancelled...................................       (60,000)       $1.50 - $2.50           $1.67
Outstanding at December 31, 2000............     1,392,000        $1.00 - $6.88           $3.01          1,282,340
                                                 ---------                                               =========
Granted.....................................       442,143        $0.61 - $1.16           $0.85
Cancelled...................................      (206,143)       $0.79 - $6.00           $2.28
                                                 ---------
Outstanding at December 31, 2001............     1,628,000        $0.61 - $6.88           $2.52          1,492,171
                                                 =========                                               =========


         Exercise prices and weighted-average contractual lives for stock options outstanding as of December 31, 2001 are as follows:

                                    OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                                          WEIGHTED            WEIGHTED                          WEIGHTED
                                          AVERAGE             AVERAGE                           AVERAGE
 RANGE OF EXERCISE       NUMBER          REMAINING            EXERCISE          NUMBER          EXERCISE
    PRICES              OUTSTANDING    CONTRACTUAL LIFE        PRICE         EXERCISABLE          PRICE
$ 0.61 - $ 2.56          842,500             5.49             $1.29            706,671            $1.37
$ 3.00 - $ 3.25          653,000             1.40             $3.25            653,000            $3.25
$ 5.87 - $ 6.88          132,500             1.63             $6.68            132,500            $6.68


         The following table summarizes the pro forma operating results of the Company had compensation costs for the stock options granted been determined in accordance with the fair- value-based method of accounting for stock based compensation as prescribed by SFAS No. 123. Since certain option grants awarded during 2001 and 2000 vest over several years and additional awards are expected to be issued in the future, the pro forma results noted below are not likely to be representative of the effects on future years of the application of the fair-value-based method.

                                                                                YEAR ENDED
                                                                ------------------------------------------
                                                                DECEMBER 31, 2001        DECEMBER 31, 2000
                                                                -----------------        -----------------
Pro forma net loss......................................         $  (4,405,000)           $  (4,646,000)
Pro forma basic and diluted loss per share..............         $        (.41)           $        (.55)


         For the purpose of the above pro forma information, the fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model. The weighted-average fair value of the options granted during 2001 and 2000 was $.78 and $1.18, respectively. The following weighted-average assumptions were used in computing the fair value of option grants for 2001 and 2000: weighted-average risk-free interest rates ranged from 5.09% to 5.39% for 2001 and 5.24% to 6.66% for 2000; zero dividend yields for both years; volatility of the Company's Common Stock of 110% for 2001 and 134% for 2000; and an expected life of the options of ten years for both years.

         In 1999 the Company contracted with an investor relations firm to provide various Investor Relations and Public Relations services for the Company. As part of their compensation the Company granted it 300,000 options for the purchase of the Company's Common Stock at $2.00 per share (market price on date of grant). The estimated fair value of the options at date of issue was $342,286 and was amortized over twelve months. For the year ended December 31, 2000 the Company recognized expense of $307,604, relating to this agreement. As a result of performance incentive stock options granted and earned during 2001, the Company incurred a charge to operations of $216,000.

         On May 4, 2000, the Company extended the expiration dates on certain options granted to executive officers. At the time of the granting of the extensions the market value of the Company's common stock exceeded the exercise price of the options. Accordingly, the Company recognized an expense of $45,134 during 2000.

         At December 31, 2001, there were 10,703,177 shares of the Company's Common Stock reserved for the exercise of warrants and options under the plans.

1996 Stock Incentive Plan for Employees and Consultants

         On January 31, 1996, the Company adopted its 1996 Stock Incentive Plan for Employees and Consultants (the "Plan"). Under the Plan, incentive and nonqualified stock options, stock appreciation rights and restricted stock may be granted to key employees and consultants (the "Participants") by certain disinterested directors of the Board of Directors. Any incentive option granted under the Plan will have an exercise price of not less than 100% of the fair market value of the shares on the date on which such option is granted. With respect to an incentive option granted to a Participant who owns more than 10% of the total combined voting stock of the Company or of any parent or subsidiary of the Company, the exercise price for such option must be at least 110% of the fair market value of the shares subject to the option on the date on which the option is granted. A nonqualified option granted under the Plan (i.e., an option to purchase the common stock that does not meet the Internal Revenue Code's requirements for incentive options) must have an exercise price of at least the par value of the stock. Stock appreciation rights may be granted in conjunction with the grant of an incentive or nonqualified option under the Plan or independently of any such stock option. The directors determine the vesting of the options under the Plan at the date of grant. A maximum of 1,205,000 options can be awarded under the Plan (as amended May 26, 1998).

Non-Employee Director Stock Option Plan

         On November 25, 1996, the Company established a Non-Employee Director Stock Option Plan (the "Director's Plan"). The Director's Plan provides that each member of the Board of Directors (an "Eligible Director") who otherwise (1) is not currently an employee of the Company, or (2) is not a former employee still receiving compensation for prior services (other than benefits under a tax-qualified pension plan) shall be eligible for the grant of stock options under the Director's Plan. Each Eligible Director at the time of his election to the Board of Directors, shall be granted an option to purchase 3,000 shares of the Company's common stock at an exercise price equal to closing price of such common stock at close of business at the date of such grant, such option to vest immediately and to expire five years from the date of such grant.

         Beginning with the annual meeting of the stockholders of the Company held on May 29, 1997 and provided that a sufficient number of shares remain available under the Director's Plan, each year immediately following the date of the annual meeting of the Company there automatically will be granted to each Eligible Director who is then serving on the Board an option to purchase 5,000 shares of the Company's Common Stock. The first 1,000 options vest immediately, the remainder vest equally over the next four years from the date of grant and are exercisable at the closing price of such shares of common stock at the date of grant. Such options expire five years from the date of vesting.

         The maximum number of shares of Common Stock with respect to which options may be granted under the Director's Plan (as amended May 26, 1998) is 235,000 shares.

6.       EMPLOYEE BENEFIT PLAN

         The Company maintains a noncontributory Employee Savings Plan, in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Pursuant to the terms of the plan, participants can defer a portion of their income through contributions to the Plan. During the year ended December 31, 2001, the Company contributed $38,000.

7.       INCOME TAXES

         The tax effect of temporary differences consists of the following:

                                                                                DECEMBER
                                                                                31, 2001
                                                                               ----------
                Deferred tax assets:
                  Start up costs.......................................        $  420,000
                  Property, equipment and software.....................            67,000
                  Research credits.....................................            99,000
                  Net operating loss carryforward......................         8,438,000
                                                                               ----------
                                                                                9,124,000

                  Valuation allowance..................................        (8,844,000)
                                                                               ----------
                                                                               $  280,000
                                                                               ==========

         Income tax benefit (expense) as of December 31, 2001 and 2000 consists of the following:

                                                                                2001              2000
                                                                             -----------      -----------
                State..................................................
                  Current..............................................      $   278,000      $   603,000
                  Deferred.............................................           40,000         (668,000)
                                                                             -----------      -----------
                                                                             $   318,000      $   (65,000)
                                                                             ===========      ===========

         In accordance with New Jersey statues, the Company has entered into an agreement to sell certain New Jersey net operating losses and research and development credits accordingly, a state income tax benefit (expense) and deferred tax asset has been recognized in 2001 and 2000.

         The increase in valuation allowances for the years ended December 31, 2001 and 2000 were $1,520,000 and $1,977,000, respectively.

         The difference between the statutory federal income tax rate and the effective rate for the Company's income tax benefit (expense) for each of the years ended December 31, 2001 and 2000, respectively, is summarized as follows:

                                                                           2001             2000
                                                                         --------         -------

        Statutory federal income tax rate..............................    34.0%            34.0%
        State income tax benefit (expense) net of federal tax effect...     4.6%           (1.0)%
        Increase in valuation allowance................................   (31.9)%         (33.8)%
        Miscellaneous..................................................     0.2%           (0.8)%
                                                                         -------          -------
Effective income tax rate..............................................     6.9%           (1.6)%
                                                                         =======          =======


         As of December 31, 2001, the Company has unused net operating loss carryforwards of $23,100,000 available for federal income tax purposes. The unused net operating loss carryforwards expire in various years from 2010 to 2021. The Company, in the future, may be subject to limitations on the use of its NOL's as provided under Section 382 of the Internal Revenue Code.

8.       COMMITMENTS AND CONTINGENCIES

CONSULTING AND REPRESENTATIVE AGREEMENTS

         On July 22, 1998, the Company contracted with David Kwong ("consultant") to sell and license products in China and to maintain a sales office for the Company in China. The contract may be terminated, by either party, at any time by giving the other party at least 90 days' notice of termination. In return for such services the Company agreed to pay the consultant a monetary commission and grant certain stock options upon attaining determined sales levels. In addition the consultant will receive a monthly consulting fee. The Company further agreed to pay the costs to establish and maintain an office in China within the limits of an approved budget. For the year ended December 31, 2000 a total of $292,000 had been paid under the terms of the contract, representing consulting fees of $120,000, office expenses of $121,000 and travel costs of $52,000. For the year ended December 31, 2001 a total of $274,000 had been paid under the terms of the contract, representing consulting fees of $91,000, travel of 111,000, marketing costs of $34,000, commissions of $20,000 and office expenses of $18,000. No stock options had been granted through December 31, 2001 pursuant to this agreement.

LEASES

         The Company leases shared office space on a month-to-month basis. Rent expense incurred for the years ended December 31, 2001 and December 31, 2000 amounted to $90,000 and $84,000, respectively.

EMPLOYMENT AGREEMENT

         Mr. Zarin entered into an employment agreement with the Company, dated as of April 1, 2000, pursuant to which he agreed to serve as the Company's President and Chief Executive Officer through December 31, 2007 after which time the Employment Agreement shall automatically continue for additional one year periods (the "Renewal Terms") unless either Zarin or the Corporation notifies the other at least six months prior to the end of the initial or any Renewal Term. The agreement provided for an initial salary of $120,000 per year, which was increased to $150,000 on May 11, 2001. Mr. Zarin's base salary was voluntarily decreased to $137,500 in March 2002. Mr. Zarin is also entitled to an annual bonus based on the performance of the Corporation equal to (i) 50% of his base compensation if the Company's net profits before taxes are equal to projections to be approved by the Company's Board of Directors, (ii) 75% of his base compensation if the Company's net profits before taxes are equal to 105% of such projections, and (iii) 100% of his base compensation if the Company's net profits before taxes are equal to 115% of such projections. Mr. Zarin can terminate the agreement upon 180 days notice. The Company can terminate the agreement for good cause at any time. If the Company elects not to renew the Agreement and has given proper notification, Mr. Zarin will receive on the date of termination an amount equal to 150% of his base compensation, his entitled performance bonus and an amount equal to the average of any discretionary bonus paid for the preceding two calendar years (the "Termination Bonuses"). If the Company otherwise terminates the agreement without cause, or otherwise materially breaches the agreement prior to December 31, 2005, Mr. Zarin will receive a single payment equal to the remaining payments he would have been entitled to receive during the unexpired portion of the agreement, an additional two years base compensation and any termination bonuses. If the Company otherwise terminates the agreement without cause, or otherwise materially breaches the agreement after December 31, 2005, Mr. Zarin will receive a single payment equal to the remaining payments he would have been entitled to receive during the unexpired portion of the agreement, an additional three years base compensation and any termination bonuses. Pursuant to an earlier employment agreement Mr. Zarin was granted an option to purchase 200,000 shares of Common Stock at $1.50 per share. The option expires December 31, 2005 and terminates if Mr. Zarin voluntarily leaves the Company or the employment agreement is terminated by the Company for good cause.

9.       SUBSEQUENT EVENTS

         On February 5, 2002 the Company entered into a private placement agreement with investors whereby the Company issued 600,000 shares of the Company's common stock for an aggregate purchase price of $330,000. In connection with this agreement, the Company issued to the Placement Agent a Placement Agent Warrant, exercisable to purchase up to 30,000 shares of Common Stock, representing five percent of the total of the stock issued in the Offering. The warrants shall be exercisable for a period of five years, expiring on February 5, 2007, at an exercise price of $.55 per share. The Placement agent also received a cash placement fee of eight percent of the purchase price and a non-accountable allowance equal to two percent of the purchase price, totaling $33,000.

         On February 27, 2002 the Company entered into agreement with an investor whereby the Company issued 214,286 shares of Common Stock at a purchase price of $.70 per share for an aggregate purchase price of $150,000. In addition the Company issued warrants to purchase up to 50,000 shares of Common Stock at an exercise price of $1.00 per share with exercise period of five years expiring February 27, 2007. Under the terms of the agreement a consultant was paid a finder's fee of $1,500 representing one percent of the Purchase Price.

                            NUWAVE TECHNOLOGIES, INC.

                                 BALANCE SHEETS
                        (In thousands, except share data)

                                 ASSETS

                                                                               March 31,          December 31,
                                                                                 2002                 2001
                                                                             (unaudited)
Current assets:
     Cash and cash equivalents                                             $          795       $        1,011

     Accounts receivable, net                                                           8                  138

     Inventory                                                                        274                  413

     Prepaid expenses and other current assets                                        143                  179

                           Total current assets                                     1,220                1,741

Property and equipment                                                                 76                   82

Other assets                                                                           26                   30

Deferred tax benefit                                                                  280                  280
                                                                           --------------       --------------
                           Total assets                                    $        1,602       $        2,133
                                                                           ==============       ==============

                  LIABILITIES AND STOCKHOLDERS' EQUITY


Current liabilities:

     Accounts payable and accrued liabilities                              $         454        $         846
                                                                           -------------        -------------
                           Total liabilities                                         454                  846
                                                                           -------------        -------------

Commitments and contingencies

Stockholders' equity:

     Series A Convertible Preferred Stock, noncumulative,
         $.01 par value; authorized 400,000 shares; none issued

     Preferred stock, $.01 par value; authorized 1,000,000 shares;
         none issued (preferences and rights to be designated by the Board of Directors)

     Common stock, $.01 par value; authorized 40,000,000 shares;
         12,216,937 shares issued and outstanding at March 31, 2002                  122                  114

Additional paid in capital                                                        26,059               25,613

Accumulated deficit                                                              (25,033)              (24,440)
                                                                           -------------        --------------
                           Total stockholders' equity                              1,148                1,287
                                                                           -------------        -------------
                           Total liabilities and stockholders' equity      $       1,602        $       2,133
                                                                           =============        =============


         The accompanying notes are an integral part of these condensed financial statements.

                            NUWAVE TECHNOLOGIES, INC.

                            STATEMENTS OF OPERATIONS
                 (In thousands, except share and per share data)

                                                               Three Months             Three Months
                                                             Ended March 31,          Ended March 31,
                                                                   2002                     2001
                                                               (unaudited)              (unaudited)

Net sales                                                      $       268              $        2
Cost of sales                                                         (140)                     (1)
                                                               -----------              ----------
                                                                       128                       1
                                                               -----------              ----------
Operating expenses:
Research and development expenses                                     (150)                   (279)
General and administrative expenses                                   (573)                   (581)
                                                               -----------              ----------
                                                                      (723)                   (860)
                                                               -----------              ----------
                  Loss from operations                                (595)                   (859)
                                                               -----------              ----------
Other income (expense):
                  Interest income                                        3                      46
                  Interest expense                                      (1)                     (4)
                                                               -----------              ----------
                                                                         2                      42
                                                               -----------              ----------
                  Net loss                                     $      (593)             $     (817)
                                                               ===========              ==========
Basic and diluted loss per share:
                  Weighted average number of
                  common shares outstanding
                                                                11,838,842              10,557,729
                                                               ===========              ==========
                  Basic and diluted loss per share             $     (0.05)             $     0.08)
                                                               ===========              ===========


         The accompanying notes are an integral part of these condensed financial statements.

                            NUWAVE TECHNOLOGIES, INC.

                            STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                               Three Months            Three Months
                                                                  Ended                    Ended
                                                                March 31,                March 31,
                                                                   2002                    2001
                                                               (unaudited)              (unaudited)
                                                               -----------              ----------
Cash flows from operating activities:

     Net loss                                                  $     (593)              $    (817)

     Adjustments to reconcile net loss to net cash used in operating activities

     Depreciation expense                                                6                      11

     Amortization of website development costs                                                  22

     Amortization of software development costs                                                 13

     Decrease in accounts receivable                                   130

     Decrease (increase) in inventory                                  139                     (17)

     Decrease in prepaid expenses and other current
     assets                                                             36                      21

     Decrease in other assets                                            4                      10

     Decrease in accounts payable and accrued liabilities             (392)                    (82)

     Issuance of options and warrants in connection
     with  consultant agreements                                         9                       3
                                                               -----------              ----------
                  Net cash used in operating  activities              (661)                   (836)
                                                               -----------              ----------


Cash flows from investing activities:


     Purchase of property and equipment                                                         (2)
                                                                                        ----------
                  Net cash used in investing activities                  -                      (2)
                                                               -----------              ----------
Cash flows from financing activities:
     Proceeds from equity offering                                     480
     Costs incurred for equity offerings and warrants                  (35)
                                                               -----------              ----------
     Net cash provided by financing activities                         445
                                                               -----------              ----------
     Net decrease in cash and cash equivalents                        (216)                   (838)
Cash and cash equivalents at the beginning of the period             1,011                   3,848
                                                               -----------              ----------
     Cash and cash equivalents at the end of the period        $       795              $    3,010
                                                               ===========              ==========
Supplemental disclosure of cash flow information:

     Interest paid during the period                           $         1              $        4
                                                               ===========              ==========

         The accompanying notes are an integral part of these condensed financial statements.

                            NUWAVE TECHNOLOGIES, INC.

                     NOTES TO CONDENSED FINANCIAL STATEMENTS

1.       BASIS OF INTERIM FINANCIAL STATEMENT PREPARATION

         During the second half of 2001 we began commercializing our patented technologies. The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The results of operations for the interim periods shown in this report are not necessarily indicative of expected results for any future interim period or for the entire fiscal year. The Company believes that the quarterly information presented includes all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation in accordance with generally accepted accounting principles. The accompanying condensed financial statements should be read in conjunction with the financial statements and accompanying notes appearing on pages F-3 to F-16 of this prospectus.

2.       CAPITAL TRANSACTIONS

         On February 5, 2002, the Company entered into a private placement agreement with investors whereby the Company issued 600,000 shares of the Company's common stock for an aggregate purchase price of $330,000. In connection with this agreement, the Company issued to the Placement Agent a Placement Agent Warrant, exercisable to purchase up to 30,000 shares of Common Stock, representing five percent of the total of the stock issued in the Offering. The warrants shall be exercisable for a period of five years, expiring on February 5, 2007, at an exercise price of $.55 per share. The Placement agent also received a cash placement fee of eight percent of the purchase price and a non-accountable allowance equal to two percent of the purchase price, totaling $33,000.

         On February 27, 2002, the Company entered into agreement with an investor whereby the Company issued 214,286 shares of Common Stock for an aggregate purchase price of $150,000 and warrants to purchase up to 50,000 shares of Common Stock at an exercise price of $1.00 per share with an exercise period of five years expiring February 27, 2007. Under the terms of the agreement a consultant was paid a finder's fee of $1,500 representing one percent of the Purchase Price.

3.       SUBSEQUENT EVENTS

         On April 15, 2002, the Company entered into a $3.0 million Equity Line of Credit Agreement with a qualified investor (the "Purchaser"). Provided we are in compliance with the terms of the Agreement, we may, at our option, periodically require the Purchaser to purchase up to $100,000 in any seven day period of the Company's Common Stock (the "put" shares) up to a maximum of $3.0 million over the next two years, commencing upon the effective date of a Securities Act registration statement covering such shares. For each share of common stock purchased under the Equity Line of Credit, the Purchaser will pay 97% of the then Market Price (as defined in the Equity Line of Credit), and will be paid a fee of 4% of each advance. The sale of the shares under the Equity Line of Credit is conditioned upon the SEC declaring effective a registration statement under the Securities Act of 1933 concerning the shares of Common Stock to be sold under the equity line of credit. On April 29, 2002, the Company filed a registration statement on Form SB-2 for the registration of 5,000,000 shares of Common Stock to be sold under the Equity Line of Credit, plus the 238,095 shares mentioned below. The Company has issued to the purchaser 218,095 shares of Common Stock as a commitment fee for entering into the Equity Line of Credit Agreement. In addition, the Company issued to the placement agent 20,000 shares of NUWAVE's common stock.

         The Equity Line of Credit is non-exclusive; thereby permitting us to offer and sell our securities to third parties while the Equity Line of Credit is in effect. NUWAVE has the option to terminate the Equity Line of Credit Agreement at any time, provided there is no pending advance thereunder.

                        3,729,345 Shares of Common Stock

                            NUWAVE TECHNOLOGIES, INC.







                               P R O S P E C T U S









                 THE DATE OF THIS PROSPECTUS IS JULY ___, 2002.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article Seventh of the registrant's Certificate of Incorporation provides that "[t]he Corporation shall, to the fullest extent permitted by the provisions of ss. 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have the power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person."

         Section 145 of the DGCL permits a corporation, among other things, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         A corporation also may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, in such an action by or on behalf of a corporation, no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

         In addition, the indemnification and advancement of expenses provided by or granted pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

ITEM 25.  OTHER EXPENSES OF ISSUANCE ANd DISTRIBUTION

         The estimated expenses of this offering in connection with the issuance and distribution of the securities being registered, all of which are to be paid by the Registrant, are as follows:

Registration Fee.................................            $     527
Printing Expenses................................                5,000
Legal Fees and Expenses..........................               25,000
Accounting Fees and Expenses.....................               10,000
Miscellaneous Expenses...........................                9,473
                                                             ---------
     Total.......................................            $  50,000
                                                             =========
ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

         On February 5, 2002, the Company entered into a private placement agreement with investors whereby the Company issued 600,000 shares of the Company's common stock for an aggregate purchase price of $330,000. In connection with this agreement, the Company issued to the Placement Agent a Placement Agent Warrant, exercisable to purchase up to 30,000 shares of Common Stock, representing five percent of the total of the stock issued in the Offering. The warrants shall be exercisable for a period of five years, expiring on February 5, 2007, at an exercise price of $.55 per share. The Placement agent also received a cash placement fee of eight percent of the purchase price and a non-accountable allowance equal to two percent of the purchase price, totaling $33,000.

         On February 27, 2002, the Company entered into agreement with an investor whereby the Company issued 214,286 shares of Common Stock at a purchase price of $.70 per share for an aggregate purchase price of $150,000. In addition the Company issued warrants to purchase up to 50,000 shares of Common Stock at an exercise price of $1.00 per share with exercise period of five years expiring February 27, 2007. Under the terms of the agreement a consultant was paid a finder's fee of $1,500 representing one percent of the Purchase Price.

         In June 2002, we entered into stock purchase agreements with 18 investors whereby we issued 1,101,165 shares of our Common Stock for an aggregate purchase price of $330,350.

         The February and June 2002, issuances of NUWAVE's Common Stock and warrants were claimed exempt from registration by reason of Section 4(2) of the Securities Act and Regulation D, promulgated thereunder. Each of the investors was an "accredited investor" as defined in Regulation D.

ITEM 27.  EXHIBITS

    EXHIBIT NUMBER       DESCRIPTION OF EXHIBIT

        3.1              Articles of Incorporation of NUWAVE Technologies, Inc.
                         (Delaware) (See Exhibit 3.1(a) to Registration Statement on Form SB-2 filed with the Commission on April 2, 1996).

        3.2 Certificate of Amendment to Articles of Incorporation of NUWAVE Technologies, Inc. (Delaware) (See Exhibit 3.1(b) to Registration Statement on Form SB-2 filed with the Commission on April 2, 1996).

        3.3              Amended Certificate of Authority (New Jersey) (See
                         Exhibit 3.1(d) to Registration Statement on Form SB-2 filed with the Commission on April 2, 1996).

        3.4 Certificate of Amendment to Articles of Incorporation of NUWAVE Technologies, Inc. (Delaware) (See Exhibit 3.1(e) to Registration Statement on Form SB-2 filed with the Commission on April 2, 1996).

        3.5 Certificate of Amendment to Articles of Incorporation of NUWAVE Technologies, Inc. (Delaware) (See Exhibit
                         3.1 to Current Report on Form 8-K filed with the Commission on February 22, 2000).

        3.6 By-Laws of NUWAVE Technologies, Inc. (See Exhibit 3.2 to Registration Statement on Form SB-2 filed with the Commission on April 2, 1996)

        4.1 Form of Common Stock Certificate (See Exhibit 4.1 to Amendment No. 2 to Registration Statement on Form SB-2 filed with the Commission on July 3, 1996).

        5*               Opinion of Thelen Reid & Priest LLP.

       10.1 Option Agreement for the Purchase of Common Stock dated as of July 17, 1995 between NUWAVE Engineering, Inc. and Jeremiah F. O'Brien (See Exhibit 10.14 to Registration Statement on Form SB-2 filed with the Commission on April 2, 1996).

       10.2 Option Agreement for the Purchase of Common Stock dated as of September 11, 1995 between NUWAVE Engineering, Inc. and Robert I. Webb (See Exhibit 10.15 to Registration Statement on Form SB-2 filed with the Commission on April 2, 1996).

       10.3 Option Agreement for the Purchase of Common Stock dated as of November 9, 1995 between NUWAVE Engineering, Inc. and Lyle E. Gramley (See Exhibit 10.16 to Registration Statement on Form SB-2 filed with the Commission on April 2, 1996).

       10.4 Option Agreement for Purchase of Common Stock dated as of March 1, 1996 between NUWAVE Technologies, Inc. and Jeremiah F. O'Brien (See Exhibit 10.17 to Registration Statement on Form SB-2 filed with the Commission on April 2, 1996).

       10.5 Option Agreement for Purchase of Common Stock dated as of July 20, 1995 between NUWAVE Technologies, Inc. and Gerald Zarin (See Exhibit 10.18 to Registration Statement on Form SB-2 filed with the Commission on April 2, 1996).

       10.6 Option Agreement for Purchase of Common Stock dated as of March 1, 1996 between NUWAVE Technologies, Inc. and Joseph A. Sarubbi (See Exhibit 10.19 to Registration Statement on Form SB-2 filed with the Commission on April 2, 1996).

       10.7 Option Agreement for Purchase of Common Stock dated as of March 1, 1996 between NUWAVE Technologies, Inc. and Ed Bohn (See Exhibit 10.20 to Registration Statement on Form SB-2 filed with the Commission on April 2, 1996).

       10.8 Form of Indemnification Agreement between the Company and its directors, dated as of January 31, 1996 (See
                         Exhibit 10.24 to Registration Statement on Form SB-2 filed with the Commission on April 2, 1996).

       10.9              Non-Employee Director Stock Option Plan (See Exhibit
                         10.1 to Current Report on Form 8-K filed with the Commission on June 6, 1997).

       10.10             Form of Incentive Stock Option Agreement (See Exhibit
                         4.3 to Registration Statement on Form S-8 filed with the Commission on November 12, 1997).

       10.11 Form of Non-Employee Director Stock Option Agreement (See Exhibit 4.4 to Registration Statement on Form S-8 filed with the Commission on November 12, 1997).

       10.12 Form of Non-Qualified Stock Option Agreement covering options not granted under either the 1996 Performance Incentive Plan or the Non-Employee Director Stock Option Plan (See Exhibit 4.5 to Registration Statement on Form S-8 filed with the Commission on November 12,
                         1997).

       10.13 Letter Agreement, dated March 3, 1998, between NUWAVE Technologies, Inc. and Janssen/Meyers Associates, L.P. (See Exhibit 10.41 to Annual Report on Form 10-KSB filed with the Commission on March 25, 1998).

       10.14 Warrant, dated March 3, 1998, executed by NUWAVE Technologies, Inc. in favor of Janssen/Meyers Associates, L.P., to purchase up to 400,000 shares of Common Stock, par value $.01 per share, of NUWAVE Technologies, Inc. (See Exhibit 10.41 to Annual Report on Form 10-KSB filed with the Commission on March 25,
                         1998).

       10.15 Placement Agency Agreement, dated as of May 11, 1998, between Janssen-Meyers Associates, L.P. and NUWAVE Technologies, Inc. (See Exhibit 10.1 to Current Report on Form 8-K filed with the Commission on June 11,
                         1998).

       10.16 Warrant Agreement, dated May 15, 1998, between NUWAVE Technologies, Inc. and American Stock Transfer & Trust Company (See Exhibit 10.3 to Current Report on Form 8-K filed with the Commission on June 11, 1998).

       10.17 Form of Warrant Certificate (See Exhibit 10.4 to Current Report on Form 8-K filed with the Commission on June 11, 1998).

       10.18             Form of Placement Agent Warrant Certificate (See
                         Exhibit 10.6 to Current Report on Form 8-K filed with the Commission on June 11, 1998).

       10.19 Form of Subscription Agreement (See Exhibit 10.7 to Current Report on Form 8-K filed with the Commission on June 11, 1998).

       10.20 Placement Agency Agreement, dated as of February 14, 2000, between NUWAVE Technologies, Inc. and Janssen-Meyers Associates, L.P. (See Exhibit 10.56 to Annual Report on Form 10-KSB filed with the Commission on March 30, 2000).

       10.21 Warrant Agreement, dated March 13, 2000, between NUWAVE Technologies, Inc. and American Stock Transfer & Trust Company. (See Exhibit 10.57 to Annual Report on Form 10-KSB filed with the Commission on March 30, 2000).

       10.22 Form of Warrant Certificate. (See Exhibit 10.58 to Annual Report on Form 10-KSB filed with the Commission on March 30, 2000).

       10.23 Form of Subscription Agreement. (See Exhibit 10.59 to Annual Report on Form 10-KSB filed with the Commission on March 30, 2000).

       10.24 Placement Agent Warrant Agreement, dated March 14, 2000, between NUWAVE Technologies, Inc. Technologies, Inc. Janssen-Meyers Associates, L.P. (See Exhibit 10.60 to Annual Report on Form 10-KSB filed with the Commission on March 30, 2000).

       10.25 Restated Employment Agreement dated as of April 1, 2000, between NUWAVE Technologies, Inc. Technologies, Inc. and Gerald Zarin.

       10.26 Restated sublease agreement dated September 18, 2000, between NUWAVE Technologies, Inc. and Simon, Sarver & Rosenberg.

       10.27 Agreement dated April 7, 2000, between NUWAVE Technologies, Inc. and Eastman Kodak.

       10.28 Restated Employment Agreement dated as of April 1, 2000, between NUWAVE Technologies, Inc. and Gerald Zarin (See Exhibit 10.27 to Annual Report on Form 10-KSB, filed with the Commission on April 2, 2001).

       10.29 Restated sublease agreement dated September 18, 2000, between NUWAVE Technologies, Inc. and Simon, Sarver & Rosenberg (See Exhibit 10.27 to Annual Report on Form 10-KSB, filed with the Commission on April 2, 2001).

       10.30 Agreement dated April 7, 2000, between NUWAVE Technologies, Inc. and Eastman Kodak (See Exhibit 10.27 to Annual Report on Form 10-KSB, filed with the Commission on April 2, 2001).

       10.31 Option Agreement for Purchase of Common Stock dated as of August 14, 2001 between NUWAVE Technologies, Inc. and SHEEWAY (Hong Kong) LTD. (See Exhibit 10.30 to Annual Report on Form 10-KSB, filed with the Commission on April 15, 2002).

       10.32 Option Agreement for Purchase of Common Stock dated as of April 30, 2001 between NUWAVE Technologies, Inc. and Richard Ekstract. (See Exhibit 10.31 to Annual Report on Form 10-KSB, filed with the Commission on April 15,
                         2002).

       10.33 Option Agreement for Purchase of Common Stock dated as of June 12, 2001 between NUWAVE Technologies, Inc. and Gerald Zarin. (See Exhibit 10.32 to Annual Report on Form 10-KSB, filed with the Commission on April 15,
                         2002).

       10.34 Option Agreement for Purchase of Common Stock dated as of June 12, 2001 between NUWAVE Technologies, Inc. and Jeremiah F. O'Brien. (See Exhibit 10.33 to Annual Report on Form 10-KSB, filed with the Commission on April 15, 2002).

       10.35             Form of Warrant Agreements, dated February 5, 2002.
                         (See Exhibit 10.34 to Annual Report on Form 10-KSB, filed with the Commission on April 15, 2002).

       10.36             Form of Warrant Agreements, dated February 27, 2002.
                         (See Exhibit 10.35 to Annual Report on Form 10-KSB, filed with the Commission on April 15, 2002).

       10.37 Agreement, effective December 2001, between NUWAVE Technologies, Inc. and Gemini Industries, Inc. (See
                         Exhibit 10.36 to Annual Report on Form 10-KSB, filed with the Commission on April 15, 2002).

       10.30 Sales Representation & Fulfillment Agreement, effective June 15, 2001, between NUWAVE Technologies, Inc. and L.B.E. Limited T/A Partners In Europe (PIE) (See
                         Exhibit 10.37 to Annual Report on Form 10-KSB, filed with the Commission on April 15, 2002).

       10.39             Stock Purchase Agreement, dated as of February 5, 2002.
                         (See Exhibit 10.38 to Annual Report on Form 10-KSB, filed with the Commission on April 15, 2002).

       10.40 Stock Purchase Agreement, dated as of February 27, 2002. (See Exhibit 10.30 to Annual Report on Form 10-KSB, filed with the Commission on April 15, 2002).

      10.41 Amended and Restated Equity Line of Credit Agreement, dated as of May 17, 2002, between NUWAVE Technologies, Inc. and Cornell Capital Partners, L.P. (See Exhibit
                         10.45 to Registration Statement on Form SB-2 (File No. 333-89012) filed with the Commission on May 24, 2002)

      10.42 Placement Agent Agreement, dated as of April 15, 2002, between NUWAVE Technologies, Inc. and Westrock Advisors, Inc. (See Exhibit 10.42 to Registration Statement on Form SB-2, filed with the Commission on April 29, 2002.)

      10.43 Registration Rights Agreement, dated as of April 15, 2002, between NUWAVE Technologies, Inc. and Cornell Capital Partners, L.P. (See Exhibit 10.42 to Registration Statement on Form SB-2, filed with the Commission on April 29, 2002.)

      10.44 Escrow Line of Credit Agreement, dated as of April 15, 2002, between NUWAVE Technologies, Inc. and Cornell Capital Partners, L.P. (See Exhibit 10.42 to Registration Statement on Form SB-2, filed with the Commission on April 29, 2002.)

      10.45* Form of Stock Purchase Agreement, dated as of June 2002, between NUWAVE and certain investors.

      10.46* Form of Selling Stockholders Agreement, dated as of July 2002, among NUWAVE and the Purchasers.

      23.1*              Consent of Richard A. Eisner & Company, LLP.

      23.2* Consent of Thelen Reid & Priest LLP (included as part of Exhibit 5).

      24* Power of Attorney (included on the signature page of this Registration Statement).

----------------------------------
*        Filed herewith.

ITEM 28.  UNDERTAKINGS

(a)      The undersigned Company hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
                  Statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                  (iii) to include any additional or changed material information on the plan of distribution.

         (2) For determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted against the Company by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM SB-2 AND HAS AUTHORIZED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF FAIRFIELD, AND STATE OF NEW JERSEY, ON THE 11TH DAY OF JULY, 2002.

                     NUWAVE TECHNOLOGIES, INC.


                     By:   /s/ Gerald Zarin
                        -----------------------------------------------------
                           Gerald Zarin
                           Chairman of the Board of Directors, President and
                           Chief Executive Officer


                                POWER OF ATTORNEY

         EACH DIRECTOR AND/OR OFFICER OF NUWAVE TECHNOLOGIES, INC. WHOSE SIGNATURE APPEARS BELOW HEREBY APPOINTS GERALD ZARIN AND JEREMIAH F. O'BRIEN, AND EACH OF THEM, AS HIS ATTORNEY-IN-FACT TO SIGN IN HIS NAME AND BEHALF, IN ANY AND ALL CAPACITIES STATED BELOW AND TO FILE WITH THE COMMISSION ANY AND ALL AMENDMENTS, INCLUDING POST-EFFECTIVE AMENDMENTS, TO THIS REGISTRATION STATEMENT.

         IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

            SIGNATURE                     TITLE                      DATE
            ---------                     -----                      ----

                               Chairman of the Board of
                               Directors, President and
  /s/ Gerald Zarin             Chief Executive Officer
-----------------------------  (Principal Executive Officer)      July 11, 2002
     Gerald Zarin

                               Chief Financial Officer and
  /s/ Jeremiah F. O'Brien      Secretary (Principal Financial
-----------------------------  Officer and Accounting Officer)    July 11, 2002
     Jeremiah F. O'Brien


  /s/ Ed Bohn
-----------------------------  Director                           July 11, 2002
     Ed Bohn


  /s/ Lyle E. Gramley
-----------------------------  Director                           July 11, 2002
     Lyle E. Gramley


  /s/ Joseph A. Sarubbi
-----------------------------  Director                           July 11, 2002
     Joseph A. Sarubbi

                                INDEX TO EXHIBITS

    EXHIBIT                                                               PAGE
    NUMBER       DESCRIPTION OF EXHIBIT                                  NUMBER
    ------       ----------------------                                  ------

     5           Opinion of Thelen Reid & Priest LLP.                      A-1

    10.45        Form of Stock Purchase Agreement, dated as of June        A-2
                 2002, between NUWAVE and certain investors.

    10.46        Form of Selling Stockholders Agreement, dated as          A-3
                 of July 2002, among NUWAVE and the Purchasers.

    23.1         Consent of Eisner LLP.                                    A-4

    23.2 Consent of Thelen Reid & Priest LLP (included as part of Exhibit 5).

    24 Power of Attorney (included on the signature page of this Registration Statement).